Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-123135
PROSPECTUS
$80,000,000
Aggregate Principal Amount
3.0% Convertible Senior Subordinated Notes due 2024
and up to 5,698,006 Shares of Common Stock Issuable Upon Conversion of the Notes
     We sold $80 million aggregate principal amount of our 3.0% Convertible Senior Subordinated Notes due 2024 in private transactions on December 6 and December 21, 2004. Selling securityholders may use this prospectus to resell from time to time their notes and up to 5,698,006 shares of common stock issuable upon conversion of the notes. We will not receive the proceeds of any sales of securities pursuant to this prospectus.
     References to “we,” “our,” “us,” “Cray” and the “Company” refer to Cray Inc. and its subsidiaries.
The Notes
     The notes bear interest at an annual rate of 3%, from December 6, 2004 to December 1, 2024, payable on June 1 and December 1 of each year, commencing on June 1, 2005. The notes will mature on December 1, 2024, unless earlier converted, redeemed or repurchased.
     The notes are convertible by holders into shares of our common stock initially at a conversion rate of 51.8001 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $19.31 per share of common stock (subject to adjustment in specified events), only:
•	during a conversion period, if, for at least 20 trading days in the 30 trading-day period ending on the first trading day of that conversion period, the closing sale price of our common stock exceeds 120% of the conversion price in effect on that 30th trading day;

•	if we have called the notes for redemption; or

•	upon the occurrence of specified corporate transactions, in each case as described in this prospectus.
     Upon conversion of the notes, we may, in our discretion, in lieu of delivering shares of common stock, deliver cash or a combination of cash and shares of common stock.
     The notes are our general unsecured senior subordinated obligations, ranking junior in right of payment to our existing and future senior indebtedness, equally in right of payment with our existing and future indebtedness or other obligations that are not, by their terms, either senior or subordinated to the notes and senior in right of payment to our future indebtedness that, by its terms, is subordinated to the notes. In addition, the notes are effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and to the claims of all creditors of our subsidiaries.
     We may redeem for cash all or a portion of the notes at any time, on or after December 1, 2009, upon at least 20 days’ notice at 100% of the principal amount of the notes plus any accrued and unpaid interest, including additional interest, if any, up to, but not including, the date of redemption. We may also redeem the notes between December 1, 2007 and November 30, 2009 if the closing sale price of our common stock has exceeded 150% of the conversion price on at least 20 of the 30 trading days next preceding the date of mailing of the redemption notice and if we pay a make-whole premium in addition to the redemption price described above.
     Holders may require us to purchase for cash all or part of their notes on December 1, 2009, 2014 and 2019, or upon the occurrence of a fundamental change, as described in this prospectus, at a purchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest, including additional interest, if any, up to, but not including, the date of purchase.
     The notes are not listed on any securities exchange. The notes issued in the initial private placements are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (“PORTAL”) Market, although trading on The PORTAL Market is limited to certain “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended.
     The Common Stock
     Our common stock is traded on the Nasdaq Global Market under the symbol “CRAY.” On July 21, 2006, the last reported closing price of our common stock was $11.80 per share.
     All numbers of shares of our common stock in this prospectus, as well as per share calculations and trading prices and similar information involving our common stock, reflect the one-for-four reverse stock split effected on June 8, 2006. Such information in documents dated prior to June 8, 2006, that are incorporated by reference into this prospectus do not reflect the one-for-four reverse stock split.

Investing in the notes and the common stock issuable upon their conversion involves significant risks. Before purchasing any of the notes or common stock, you should carefully consider the “Risk Factors” contained in our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference into this prospectus.

THE NOTES AND OUR COMMON STOCK ISSUABLE UPON THEIR CONVERSION HAVE NOT BEEN APPROVED OR RECOMMENDED BY ANY U.S. FEDERAL, STATE OR FOREIGN SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THOSE AUTHORITIES HAVE NOT BEEN REQUESTED TO CONFIRM THE ACCURACY OR DETERMINE THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 21 , 2006.

This prospectus does not constitute an offer of, or an invitation to purchase, any of the notes or the common stock issuable upon their conversion in any jurisdiction in which, or to any person to whom, such offer or invitation would be unlawful. In making your investment decision, you should only rely on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. You should not assume that the information contained in or incorporated by reference into this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such incorporated information, as applicable. Neither the delivery of this prospectus nor any sales of the notes shall, under any circumstances, create any implication that there has been no change in the affairs of Cray Inc. after the date of this prospectus.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We file annual, quarterly and current reports and other information with the SEC. You may read and copy the registration statement of which this prospectus constitutes a part and any other materials that we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are available to you free of charge on that SEC web site at http://www.sec.gov.
     The SEC allows us to “incorporate by reference” into this prospectus the publicly filed reports described below, which means that information included in those reports is considered part of this prospectus. We specifically incorporate by reference in this prospectus the following documents we have filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, which we refer to hereafter as the Exchange Act (other than any portions of the respective filings that were furnished pursuant to Item 2.02 or 7.01 of Current Reports on Form 8-K or other applicable SEC rules):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on April 21, 2006;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed on May 9, 2006;

•	our Current Report on Form 8-K, filed on January 4, 2006;

•	our Current Report on Form 8-K, filed on January 11, 2006;

•	our amended Current Report on Form 8-K/A, filed on February 13, 2006;

•	our Current Report on Form 8-K, filed on February 21, 2006;

•	our Current Report on Form 8-K, filed on March 17, 2006;

•	our Current Report on Form 8-K, filed on April 10, 2006;

•	our Current Report on Form 8-K, filed on April 18, 2006;

•	our Current Report on Form 8-K, filed on April 24, 2006;

•	our Current Report on Form 8-K, filed on May 2, 2006;

•	our Current Report on Form 8-K, filed on May 4, 2006;

•	our Current Report on Form 8-K, filed on June 8, 2006; and

•	our Definitive Proxy Statement for the 2006 annual meeting of our shareholders, filed on April 28, 2006.
          These filings are available at the SEC’s website, www.sec.gov, as well as our website, www.cray.com. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide you with these reports or documents upon written or oral request and at no cost to you. You may request a copy of these filings, by writing or telephoning us at the following address:

Cray Inc.
411 First Avenue South
Suite 600
Seattle, Washington 98104
Telephone: (206) 701-2000
Attention: Kenneth W. Johnson, Corporate Secretary
          The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For a more detailed evaluation, you should refer to the copy of the contract or other document filed as an exhibit to the Registration Statement.
          The selling security holders are not making an offer of these securities in any jurisdiction where the offering is not permitted.
          You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other the date on the front of this prospectus or the dates of the incorporated documents.

Cray is a federally registered trademark of Cray Inc. and Cray X1, Cray X1E, Cray XT3, Cray XD1, Cray T90, Cray T3E, Cray SV1, Cray SV1ex, Cray SX-6 and Cray MTA-2 are trademarks of Cray Inc. Other trademarks used in this prospectus are the property of their respective owners.

OUR BUSINESS
          We design, develop, market and service high performance computer systems, commonly known as supercomputers. These systems provide capability and capacity far beyond typical server-based computer systems and address challenging scientific and engineering computing problems for government, industry and academia.
          We are dedicated solely to the high performance computing market. We have concentrated our product roadmap on building balanced systems combining highly capable processors (whether developed by ourselves or by others) along with highly scalable software with very high speed interconnect and communications capabilities throughout the entire computing system, not solely processor-to-processor. We believe we are very well positioned to meet the high performance computer market’s demanding needs by providing superior supercomputer systems with performance and cost advantages over low-bandwidth and cluster systems when sustained performance on challenging applications and workloads and total cost of ownership are taken into account.
          We were incorporated under the laws of the State of Washington in December 1987. Our corporate headquarter offices are located at 411 First Avenue South, Suite 600, Seattle, Washington, 98104-2860, our telephone number is (206) 701-2000 and our web site address is: www.cray.com. The contents of our web site are not incorporated by reference into this prospectus or our other SEC reports and filings.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus contains or incorporates by reference ‘‘forward-looking statements’’ that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the following: any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing.
          The risks, uncertainties and assumptions referred to above include the following: fluctuating operating results with possibility of periodic losses and uneven and possibly negative cash flows; need for increased product revenue and margin, particularly from our Cray XT3 system and upgrade and successor systems; the technical challenges of developing new supercomputer systems on time and budget; the timing of product orders, shipments and customer acceptances; the timing and level of government support for supercomputer system development; whether we will be awarded a phase 3 contract under the DARPA High Productivity Computing Systems program; our dependency on third-party suppliers to build and deliver components timely that meet our specifications; the challenge of maintaining expense growth at modest levels while increasing revenue; our ability to attract, retain and motivate key employees, including executive officers and managers; and other risks that are described under ‘‘Risk Factors’’ in our SEC reports that are incorporated by reference into this prospectus, as described above.
          We assume no obligation to update these forward-looking statements. In various reports that we file with the SEC and that have been or may be incorporated by reference herein, we rely on and refer to information and statistics regarding the markets for various products. We obtained this information from third party sources, discussions with our customers and our own internal estimates. We believe that these third-party sources are reliable, but we have not independently verified them and we cannot assure you that they are accurate.

RATIO OF EARNINGS TO FIXED CHARGES
          Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.
          The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of net income or loss plus provision (benefit) for income taxes and fixed charges. “Fixed charges” consist of interest expense plus the portion of operating rental expense management believes represents the interest component of rent expense (estimated at 5%).

						Three Months Ended
	Year Ended December 31,					March 31,
	2001	2002	2003	2004	2005	2006
		(In thousands, except for ratios)
Fixed Charges:
Interest expense	$1,976	$2,965	$213	$301	$4,203	$1,093

Portion of rental expense deemed to represent interest	166	185	195	209	207	45

Total fixed charges	$2,142	$3,150	$408	$510	$4,410	$1,138

Earnings:
Net income (loss)	$(35,228)	$5,403	$63,248	$(207,358)	$(64,308)	$(5,305)

Provision (benefit) for income taxes	994	2,176	(42,207)	59,092	(1,488)	269
Fixed charges	2,142	3,150	408	510	4,410	1,138

Total earnings (loss) for computation of ratio	$(32,092)	$10,729	$21,449	$(147,756)	$(61,386)	$(3,898)

Ratio of earnings to fixed charges(1)	—	3.4	52.6	—	—	—

(1)	The pretax net loss for the years ended December 31, 2001, 2004 and 2005, and the three months ended March 31, 2006, was not sufficient to cover fixed charges by approximately $34.2 million, $148.3 million, $65.8 million and $5.0 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for these periods.

DESCRIPTION OF NOTES
          The notes are issued under an indenture dated as of December 6, 2004 between Cray Inc., as issuer, and The Bank of New York Trust Company, N.A., as trustee. Initially, the trustee is also the paying agent and conversion agent. The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement. You may request a copy of the notes, the indenture and the registration rights agreement from the trustee.
          The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. The terms of the notes include those provided in the indenture, those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended, and those provided in the registration rights agreement. You should read the notes, the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes.
          As used in this “Description of Notes” section, references to “Cray” refer solely to Cray Inc. and not to any of its current or future subsidiaries.
Brief Description of the Notes
          There are $80 million in aggregate principal amount of outstanding notes; except in limited circumstances, as described in the indenture, we do not anticipate the issuance of additional notes. The notes
•	bear interest at an annual rate of 3% of the principal amount, from the issue date to, but excluding, December 1, 2024, payable semi-annually, in arrears, on June 1 and December 1 of each year, commencing on June 1, 2005;

•	will bear additional interest if Cray fails to comply with certain obligations as set forth below under “ — Registration Rights”;

•	are unsecured senior subordinated obligations of Cray and rank junior in right of payment with Cray’s existing and future senior indebtedness, equally in right of payment with Cray’s existing and future indebtedness and other obligations that are not, by their terms, either senior or subordinated to the notes and senior in right of payment with all of Cray’s future indebtedness that, by its terms, is subordinated to the notes, and will be effectively subordinated to all of Cray’s existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to all existing and future indebtedness of Cray’s subsidiaries;

•	may be converted by the holder into shares of Cray’s common stock initially at a conversion rate of 51.8001 shares of common stock per $1,000 principal amount of notes, which represents an initial conversion price of approximately $19.31 per share, only:

•	during the period from and including the mid-point date in a fiscal quarter to, but not including, the mid-point date (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter (a “conversion period”), if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of Cray’s common stock exceeds 120% of the conversion price in effect on that 30th trading day of such period. The “mid-point dates” for Cray’s fiscal quarters are February 15, May 15, August 15 and November 15;

•	if Cray has called the notes for redemption; or

•	during prescribed periods, upon the occurrence of specified corporate transactions or fundamental changes described under “ — Conversion Rights — Conversion Upon Specified Corporate Transactions or Fundamental Changes”;
provided that Cray may satisfy its conversion obligation in cash, shares of common stock or a combination of cash and shares of common stock;
•	upon satisfaction of certain stock price conditions, will be redeemable by Cray in whole or in part at any time on or after December 1, 2007 and prior to December 1, 2009, upon a specified notice period, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including additional interest, if any) plus a make whole premium of $150.00 per $1,000 principal amount of notes less the amount of any interest actually paid or accrued and unpaid on the notes prior to the redemption date as described under “ — Redemption by Cray”;

•	will be redeemable by Cray in whole or in part at any time on or after December 1, 2009, upon a specified notice period, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including additional interest, if any);

•	will be subject at a holder’s option to require Cray to repurchase notes upon a fundamental change of Cray, as described under “ — Purchase of Notes at a Holder’s Option Upon a Fundamental Change,” and on December 1 of 2009, 2014 and 2019, as described under “ — Purchase of Notes at a Holder’s Option,” in each case, at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date;

•	are traded in The PORTAL Market; and

•	will be due on December 1, 2024, payable in cash in an amount equal to $1,000 per note, plus accrued and unpaid interest (including additional interest, if any) unless earlier converted, redeemed by Cray at its option or repurchased by Cray at the holder’s option.

          The indenture does not contain any financial covenants and does not restrict Cray from paying dividends, incurring additional indebtedness, or issuing or repurchasing other securities or otherwise taking actions that could adversely affect the value of the notes. In addition, Cray’s subsidiaries are not restricted under the indenture from incurring additional indebtedness. The indenture also does not protect a holder of notes in the event of a highly leveraged transaction or a fundamental change, as defined below, of Cray, except to the extent described below under “ — Purchase of Notes at a Holder’s Option Upon a Fundamental Change.”
     No sinking fund is provided for the notes.
     The notes are issued in book-entry form only in denominations of $1,000 principal amount and whole multiples thereof. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC, or its nominee, and any such interests may not be exchanged for certificated securities except in limited circumstances.
Payments on the Notes
     Cray maintains an office or agency, where it will pay the principal and premium, if any, on the notes and where holders may present the notes for conversion, registration of transfer or exchange for other denominations.
     Except as provided below, Cray will pay interest (including additional interest, if any) on:
•	global notes to DTC in immediately available funds;

•	any certificated notes having an aggregate principal amount of $5.0 million or less by check mailed to the holders of those notes; and

•	any certificated notes having an aggregate principal amount of more than $5.0 million by wire transfer in immediately available funds if requested in writing by the holders of those notes, otherwise by check mailed to the holders of those notes.
     At maturity of the notes, interest (including additional interest, if any) on the certificated notes will be payable at the office of the trustee as provided in the indenture.
     Cray will not be required to make any payment on the notes due on any day that is not a business day until the next succeeding business day. The payment made on the next business day will be treated as though it were paid on the original due date and no interest will be payable on the payment date for the additional period of time.
Interest
     The notes bear interest at an annual rate of 3% of the principal amount of the notes from December 6, 2004, or from the most recent date to which interest has been paid or provided for, until, but not including, December 1, 2024. Interest will be payable semi-annually in arrears on June 1 and December 1 of each year commencing on June 1, 2005 to holders of record at the close of business on the May 15 or November 15 immediately preceding such interest payment date. There are three exceptions to the preceding sentence:

•	Except as described below, Cray will not make any payment or other adjustment for accrued and unpaid interest (including additional interest, if any) on any notes when they are converted. If a holder of notes converts after the record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that such holder surrenders notes for conversion, the holder must pay to Cray an amount equal to the interest (including additional interest, if any) that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply to (1) notes that are converted after being called by Cray for redemption or (2) any overdue interest existing at the time of conversion with respect to the notes converted. Accordingly, under the circumstances described in clause (1), if Cray elects to redeem notes and a holder of notes chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, the holder will not be required to pay Cray, at the time such holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date;

•	Cray will pay interest (including additional interest, if any) to the holder that surrenders the security on the maturity date or, in connection with a fundamental change or redemption, on the fundamental change repurchase date or redemption date, as the case may be, if it is after a record date but on or before the corresponding interest payment date. In either case, Cray will pay accrued and unpaid interest only to the person to whom it pays the principal amount; and

•	holders of certain senior indebtedness may, in certain cases, require us to defer interest payments for up to 179 days.
     Each payment of interest due on the notes will include interest accrued through the day before the applicable interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
     Interest will cease to accrue on a note upon its maturity, conversion, redemption or repurchase (including upon a fundamental change).
Ranking of Notes
     The notes are unsecured senior subordinated obligations of Cray and rank junior in right of payment with Cray’s existing and future senior indebtedness, equally in right of payment with Cray’s existing and future indebtedness and other obligations that are not, by their terms, either senior or subordinated to the notes, including trade debt and other general unsecured obligations that do not constitute senior or subordinated indebtedness, and senior in right of payment with Cray’s future indebtedness that, by its terms, is subordinated to the notes. The notes are effectively subordinated to Cray’s existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to all existing and future indebtedness of Cray’s subsidiaries. As a result, in the event of Cray’s bankruptcy, dissolution, liquidation, insolvency or reorganization, holders of notes may recover less than other creditors of Cray and its subsidiaries.

     With the sale of the notes in December 2004, Cray incurred $80.0 million of indebtedness. On May 31, 2005, Cray entered into a senior secured credit agreement with Wells Fargo Foothill, Inc., providing for a two-year revolving line of credit for up to $30.0 million. As of June 30, 2006, Cray had no advances outstanding under that line of credit, and $1.4 million of standby letters of credit that, if drawn upon, are subject to reimbursement obligations under the credit agreement. The obligations under that credit agreement constitute senior indebtedness. Cray and its subsidiary, Cray Federal Inc., are obligated for all indebtedness under that credit agreement, which is secured by all of the assets of Cray and Cray Federal Inc. and by pledges of the stock of all subsidiaries, and is supported by guaranties by certain subsidiaries. As of June 30, 2006, Cray had no other outstanding indebtedness for money borrowed and no material equipment lease obligations. As of March 31, 2006, Cray’s subsidiaries had indebtedness and other outstanding liabilities of approximately $6.9 million. The indenture does not limit the amount of additional indebtedness, including secured indebtedness and senior indebtedness, that Cray or its subsidiaries may incur in the future.
     The holders of senior indebtedness will have the right, in certain circumstances, to cause Cray to suspend payments on the notes or to defer such payments for up to 179 days.
Conversion Rights
     General
     A holder may convert all or any portion of such holder’s outstanding notes, subject to the conditions described below, initially at a conversion rate of 51.8001 shares of common stock per $1,000 principal amount of the notes. This is equivalent to an initial conversion price of approximately $19.31 per share of common stock. Upon conversion, Cray will have the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock, as described below under “ — Conversion Procedures — Settlement Upon Conversion.” The conversion rate, and thus the conversion price, is subject to adjustment as described below. A holder may convert notes only in denominations of $1,000 principal amount and integral multiples thereof.
A holder may surrender notes for conversion only:
•	during the period from and including the mid-point date in a fiscal quarter to, but not including, the mid-point date (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter (a “conversion period”), if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of Cray’s common stock exceeds 120% of the conversion price in effect on that 30th trading day of such period. The “mid-point dates” for Cray’s fiscal quarters are February 15, May 15, August 15 and November 15. This condition is referred to in this prospectus as the “common stock price condition”;

•	if Cray has called the notes for redemption; or

•	during prescribed periods, upon the occurrence of specified corporate transactions or fundamental changes described under “ — Conversion Upon Specified Corporate Transactions or Fundamental Changes.”
Each of these circumstances is more fully described below.
     Cray will determine if the notes are convertible at any time and notify the trustee and the holders of the notes accordingly.
     Cray may notify holders that it intends to satisfy its conversion obligation relating to 100% of the principal amount of the notes in cash (the “principal conversion settlement election”). This notification, once provided to holders, is irrevocable and will apply with regard to any conversion of the notes even if the notes cease to be convertible but subsequently become convertible again. See “ — Conversion Procedures — Settlement Upon Conversion.”
     Cray will not issue fractional shares of its common stock upon the conversion of the notes. Instead, Cray will pay the cash value of such fractional shares based upon the closing sale price of its common stock on the trading day immediately prior to the conversion date.
     Upon conversion, a holder will not receive any cash payment of interest, except as set forth below under “ — Redemption by Cray.” A holder of notes is not entitled to any rights of a holder of common stock until that holder has converted its notes to common stock, and only to the extent such notes are deemed to have been converted to common stock under the indenture.
     Conversion Upon Satisfaction of Common Stock Price Condition
     A holder will have the right to convert any of its notes during the period from and including the mid-point date in a fiscal quarter to, but not including, the mid-point date (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter (a “conversion period”), if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of Cray’s common stock exceeds 120% of the conversion price in effect on that 30th trading day of such period. The “mid-point dates” for Cray’s fiscal quarters are February 15, May 15, August 15 and November 15.
     The conversion price per share as of any day will equal the quotient of the principal amount of a note on that day divided by the number of shares of common stock issuable upon conversion of a note on that day.
     The initial conversion trigger price per share of Cray’s common stock with respect to the common stock price condition is $23.17. This conversion trigger price reflects the initial conversion price per share of Cray’s common stock multiplied by 120%.
     The “closing sale price” of any share of common stock on any date means the closing sale price of a share of common stock (or, if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) on that date as reported on a national securities exchange or, if the common stock is not listed on a national securities exchange, as reported by the Nasdaq National Market or the Nasdaq SmallCap Market. If the common stock is not listed for trading on a national securities exchange and not quoted on the Nasdaq National Market or the Nasdaq SmallCap Market on the relevant date, the “closing sale price” will be the last quoted bid for the common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If the common stock is not so quoted, the “closing sale price” will be the average of the midpoint of the last bid and ask prices for the common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by Cray for this purpose.
     If at any time the common stock price condition described herein is satisfied in respect of a conversion period, Cray will publish a notice advising that the common stock price condition has been satisfied in respect of such conversion period in a press release through Dow Jones & Co., Inc., Business Wire or Bloomberg Business News Company or, if such organization is not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public and make this information available on Cray’s website or through another public medium as Cray may use at that time.
     Conversion Upon Notice of Redemption
     A holder will have the right to convert any of its notes that Cray has called for redemption at any time prior to 5:00 p.m., New York City time, on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time. If a holder already has delivered a repurchase notice or a fundamental change purchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn such notice in accordance with the provisions of the indenture.
     Conversion Upon Specified Corporate Transactions or Fundamental Changes
     A holder will have the right to convert any of its notes in the event:
•	Cray distributes, to all or substantially all holders of its common stock, certain rights or warrants to subscribe for or purchase, for a period expiring within 60 days, common stock, or securities convertible into or exchangeable or exercisable for common stock, at less than the closing sale price of Cray’s common stock on the business day immediately preceding the date of announcement of such distribution;

•	Cray distributes, to all or substantially all holders of its common stock, cash or other assets, debt securities or certain rights or warrants to subscribe for or purchase securities, including the declaration of any cash dividends (payable quarterly or otherwise), which distribution has a per share value exceeding 10% of the closing sale price of Cray’s common stock on the business day immediately preceding the declaration date for such distribution; or

•	a fundamental change (as defined under “ — Purchase of Notes at a Holder’s Option Upon a Fundamental Change”) occurs.
In any such event, a holder may convert any of its notes at any time after Cray notifies holders of such event:
•	in the case of a distribution, until the earlier of 5:00 p.m., New York City time, on the business day immediately preceding the ex-dividend date or the date of Cray’s announcement that the distribution will not take place; or

•	in the case of a fundamental change, within 20 business days of the fundamental change notice.
     Cray will notify holders at least 20 business days prior to the ex-dividend date for a distribution or within 20 business days following the occurrence of the fundamental change, as the case may be. In the case of a distribution, a holder of notes may not convert any of its notes if, as a holder of notes, the holder will otherwise participate in such distribution without conversion to the same extent as would have been the case if such holder’s notes had been converted.
     If Cray is party to a consolidation, merger or binding share exchange pursuant to which its common stock would be converted into cash, securities or other property (other than a transaction that would not cause a greater than 50% change in ownership), a holder may surrender notes for conversion at any time from and after the date which is 15 calendar days prior to the date announced by Cray as the anticipated effective date of the transaction until 15 calendar days after the actual effective date of the transaction, whether or not such transaction constitutes a fundamental change.
     If and only to the extent a holder elects to convert its notes in connection with a transaction described in clause (i) or (iii) of the definition of fundamental change (and certain other specified transactions) that occurs on or prior to December 1, 2009 pursuant to which 10% or more of the consideration for Cray’s common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, Cray will increase the conversion rate by a number of additional shares as described under “ — Conversion Rate Adjustments — Adjustment to Conversion Rate Upon Certain Fundamental Changes — General” or, in lieu thereof, Cray may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving entity as described under “ — Conversion Rate Adjustments — Adjustment to Conversion Rate Upon Certain Fundamental Changes — Conversion After a Public Acquirer Change of Control.”
     If Cray is a party to a consolidation, merger or binding share exchange pursuant to which its common stock is converted into cash, securities or other property, or Cray reclassifies its common stock into another class of stock, then, at the effective time of such transaction, the right to convert the notes into common stock will be changed into a right to convert the notes into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted such notes immediately prior to such transaction. In such a case, any increase in the conversion rate by the additional shares as described under “ — Conversion Rate Adjustments — Adjustment to Conversion Rate Upon Certain Fundamental Changes — General” will not be payable in shares of Cray’s common stock, but will represent a right to receive the aggregate amount of cash, securities or other property into which the additional shares would convert into in the transaction from the surviving entity (or an indirect or direct parent thereof). Notwithstanding the first sentence of this paragraph, if Cray elects to adjust the conversion rate and Cray’s conversion obligation as described in “ — Conversion Rate

Adjustments — Adjustment to Conversion Rate Upon Certain Fundamental Changes — Conversion After a Public Acquirer Change of Control,” the provisions described in that section will apply instead of the provisions described in the first sentence of this paragraph.
     If the transaction also constitutes a fundamental change, the holder can require Cray to purchase all or a portion of its notes as described under “ — Purchase of Notes at a Holder’s Option Upon a Fundamental Change.”
Conversion Procedures
     General
     Except as described below, Cray will not make any payment or other adjustment for accrued and unpaid interest (including additional interest, if any) on any notes when they are converted. If a holder of notes converts after the record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that such holder surrenders notes for conversion, the holder must pay to Cray an amount equal to the interest (including additional interest, if any) that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply (1) to the notes that are converted after being called by Cray for redemption or (2) to any overdue interest existing at the time of conversion with respect to the notes converted. Accordingly, under the circumstances described in clause (1), if Cray elects to redeem the notes and a holder of notes chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, the holder will not be required to pay Cray, at the time such holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date.
     Cray’s delivery to the holder of the full number of shares of common stock into which the note is convertible (or, at Cray’s option, cash or a combination of cash and common stock in lieu thereof), together with any cash payment for such holder’s fractional shares, will be deemed to satisfy Cray’s obligation to pay the principal amount of the note and to satisfy its obligation to pay accrued and unpaid interest (including additional interest, if any) through the conversion date. As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued interest (including additional interest, if any) will be payable upon any conversion of notes at the option of the holder made concurrently with or after acceleration of the notes following an event of default under the notes.
     Except as described below under “ — Conversion Rate Adjustments,” Cray will not make any payment or other adjustment for dividends on any common stock issued upon conversion of the notes.
     If a holder converts notes, Cray will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to another person, in which case the holder will be required to pay that tax.
     Procedures
     To convert interests in a global note, a holder must deliver to DTC the applicable instruction form for conversion pursuant to DTC’s conversion program.

     To convert a certificated note, a holder must:
•	complete and manually sign the conversion notice on the back of the note (or a facsimile thereof);

•	deliver the completed conversion notice and the note to be converted to the specified office of the conversion agent; and

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents.
     In addition, a holder must:
•	pay all funds required, if any, relating to interest on the note to be converted to which it is not entitled; and

•	pay all taxes or duties, if any, as described above.
     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to 5:00 p.m., New York City time, on the conversion date. A holder will not be entitled to any rights as a holder of Cray’s common stock, including, among other things, the right to vote and the right to receive dividends and notices of shareholder meetings, until the conversion date.
     Cray will settle its obligation upon conversion of the notes as described below under “ — Settlement Upon Conversion.”
     If a holder has exercised its right to require Cray to purchase its notes as described under “ — Purchase of Notes at a Holder’s Option” or “ — Purchase of Notes at a Holder’s Option Upon a Fundamental Change,” such holder’s conversion rights with respect to the notes so subject to repurchase will expire at 5:00 p.m., New York City time, on the business day immediately preceding the repurchase date, unless Cray defaults in the payment of the purchase price. If a holder has submitted any note for repurchase, such note may be converted only if such holder submits a notice of withdrawal and, if the note is a global note, complies with applicable DTC procedures.
     To the extent that Cray has a rights plan in effect upon conversion of the notes into common stock, a holder will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of applicable conversion, subject to limited exceptions. To the extent that Cray has a rights plan in effect upon conversion of the notes into cash, a holder will not receive any rights under the rights plan with respect to the conversion consideration paid in cash.
     Settlement Upon Conversion
     Pursuant to the procedures described below, Cray may elect to deliver to holders surrendering notes shares of its common stock, cash or a combination of cash and shares of its common stock.
     Cray may notify holders that it intends to satisfy its conversion obligation relating to 100% of the principal amount of the notes in cash (the “principal conversion settlement election”). This notice, once provided to holders, is irrevocable and will apply with regard to any conversion of the notes even if the notes cease to be convertible but subsequently become convertible again.

     Except if Cray makes a principal conversion settlement election, Cray will not be required to notify holders of its method for settling its conversion obligation until notes are surrendered for conversion.
Conversion On or Prior to 31 Trading Days Prior to Maturity. If Cray receives a holder’s conversion notice on or prior to the day that is 31 trading days prior to the stated maturity of the notes (the “final notice date”), the following procedures will apply:
•	Settlement of Cray’s conversion obligation relating to the principal amount of the notes will be according to the principal conversion settlement election, if any, already made.

•	Cray will notify the holder through the trustee, at any time on the date that is three trading days following receipt of the holder’s conversion notice (the “settlement notice period”), of the method it chooses to settle its obligation upon conversion or, if Cray has made a principal conversion settlement election, the excess conversion obligation. Specifically, if Cray has not made a principal conversion settlement election prior to such time, Cray will indicate the method it chooses to settle the conversion obligation relating to the principal amount of the notes surrendered for conversion, and any remaining conversion obligation shall constitute an excess conversion obligation. In addition, Cray will indicate whether settlement of the excess conversion obligation will be 100% in common stock, 100% in cash or a combination of cash and common stock. If Cray elects to settle the conversion obligation in a combination of cash and common stock, it will specify the percentage of the conversion obligation relating to the notes surrendered for conversion that it will pay in cash. Any portion of Cray’s conversion obligation which it has not decided to settle in cash will be settled in shares of its common stock (except that it will pay cash in lieu of issuing any fractional shares). Cray will treat all holders converting on the same trading day in the same manner. Cray will not, however, have any obligation to settle the conversion obligation, except to the extent it has made a principal conversion settlement election, arising on different trading days in the same manner. That is, Cray may choose on one trading day to settle in common stock only and choose on another trading day to settle in cash or a combination of common stock and cash.

•	If Cray timely elects to pay cash for any portion of the conversion obligation, the holder may retract the conversion notice at any time during the two trading day period beginning on the trading day after the final day of the settlement notice period (the “conversion retraction period”); no such retraction can be made (and a conversion notice shall be irrevocable) if Cray does not elect to deliver cash in lieu of common stock (other than cash in lieu of fractional shares) or if Cray has made a principal conversion settlement election.

•	Settlement of 100% in common stock of Cray’s conversion obligation will occur as soon as practicable, but in any event not more than 5 business days, after Cray notifies the holder that it has chosen this method of settlement.

•	Settlement of any portion of Cray’s conversion obligation, including the principal amount and/or the excess conversion obligation, in cash or in a combination of cash and common stock, if the conversion notice has not been retracted, if applicable, will occur on the third trading day following the final day of the 20-trading day period beginning on the final trading day following the final day of the conversion retraction period or, if no retraction period is applicable, the final trading day following the settlement notice period (the “cash settlement averaging period”).
•	Settlement amounts will be computed as follows:
     1. If Cray elects to satisfy the entire conversion obligation, including principal amount and the excess conversion obligation, in shares of common stock (other than with respect to fractional shares), it will deliver to the holder, for each $l,000 principal amount of notes, a number of shares of common stock equal to the applicable conversion rate.
     2. If Cray elects to satisfy the entire conversion obligation, including principal amount and the excess conversion obligation, in cash, it will deliver to the holder, for each $1,000 principal amount of notes, cash in an amount equal to the product of the applicable conversion rate multiplied by the arithmetic average of the closing sale prices of Cray’s common stock during the cash settlement averaging period.
     3. If Cray elects to satisfy the conversion obligation, including principal amount and the excess conversion obligation, in a combination of cash and common stock, it will deliver to the holder, for each $1,000 original principal amount of notes:
(a)	a cash amount (the “cash amount”) (excluding any cash paid for fractional shares) equal to the sum of:
•	the product of $1,000 multiplied by the percentage of such principal amount to be satisfied in cash; plus

•	if greater than zero, the product of (i) the amount of cash that would be paid pursuant to paragraph 2 above minus $1,000 and (ii) the percentage of the excess conversion obligation to be satisfied in cash; and
(b)	a number of shares of common stock equal to the difference between:
•	the number of shares that would be issued pursuant to paragraph number 1 above; minus

•	the number of shares equal to the quotient of (i) the cash amount divided by (ii) the arithmetic average of the closing sale prices of Cray’s common stock during the cash settlement averaging period.
Conversion During 30 Trading Days Prior to Maturity. If Cray receives a holder’s conversion notice after the final notice date, the following procedures will apply:
•	Settlement of Cray’s conversion obligation relating to the principal amount of the notes will be according to the principal conversion settlement election, if any, already made.

•	Cray will notify the holder through the trustee of the method it chooses to settle its conversion obligation or, if Cray has made a principal conversion settlement election, the excess of conversion obligation in the same manner as set forth above under “ — Conversion On or Prior to 31 Trading Days Prior to Maturity,” except that Cray will settle all of its conversion obligations arising during the 30 trading days prior to maturity in the same manner.

•	A holder cannot retract such holder’s conversion notice regardless of whether Cray elects to pay cash for any portion of the conversion obligation.

•	Settlement of 100% in common stock of Cray’s conversion obligation will occur as soon as practicable after Cray notifies the holder that it has chosen this method of settlement.

•	Settlement of any portion of Cray’s conversion obligation, including the principal amount and/or the excess conversion obligation, in cash or in a combination of cash and common stock will occur on the third trading day following the final day of the cash settlement averaging period described in the next bullet point.

•	The settlement amount will be computed in the same manner as set forth above under “ — Conversion On or Prior to 31 Trading Days Prior to Maturity,” except that the “cash settlement averaging period” will be the 20-trading day period beginning on the date that is the 23rd trading day prior to the maturity date.
Additional Provisions. If any trading day during a cash settlement averaging period is not an undisrupted trading day, then determination of the price for that day will be delayed until the next undisrupted trading day on which a pricing is not otherwise observed; that is, such day will not count as one of the 20 trading days that constitute the cash settlement averaging period. If this would result in a price being observed later than the eighth trading day after the last of the original 20 trading days in the cash settlement averaging period, then Cray’s board of directors will determine all prices for all delayed and undetermined prices on that eighth trading day based on its good faith estimate of the common stock’s value on that date.
     An “undisrupted trading day” means a trading day on which Cray’s common stock does not experience any of the following during the one-hour period ending at the conclusion of the regular trading day:
•	any suspension of or limitation imposed on the trading of Cray’s common stock on any national or regional securities exchange or association or over-the-counter market;

•	any event (other than an event listed in the third bullet below) that disrupts or impairs the ability of market participants in general to (i) effect transactions in or obtain market values for Cray’s common stock on any relevant national or regional securities exchange or association or over-the-counter market or (ii) effect transactions in or obtain market values for futures or options contracts relating to the common stock on any relevant national or regional securities exchange or association or over-the-counter market; or

•	any relevant national or regional securities exchange or association or over-the-counter market on which Cray’s common stock trades closes on any exchange trading day prior to its scheduled closing time unless such earlier closing time is announced by the exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange and (ii) the submission deadline for orders to be entered into the exchange for execution on such trading day, if, in the case of the first and second bullet point above, Cray’s board of directors determines that the effect of such suspension, limitation, disruption or impairment is material.
Conversion Rate Adjustments
     General
     Cray will adjust the conversion rate if any of the following events occur:
     1. Cray issues shares of its common stock as a dividend or distribution to all or substantially all holders of its common stock;
     2. Cray subdivides, combines or reclassifies its common stock;
     3. Cray distributes, to all or substantially all holders of its common stock, certain rights or warrants to subscribe for or purchase, for a period expiring within 60 days, common stock, or securities convertible into or exchangeable or exercisable for its common stock, at less than the closing sale price of Cray’s common stock on the business day immediately preceding the date of the announcement of such distribution, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;
     4. Cray distributes, to all or substantially all holders of its common stock, shares of its capital stock or evidences of its indebtedness or assets, including securities, but excluding:
•	dividends or distributions referred to in 1 above;

•	rights or warrants referred to in 3 above;

•	dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration described below; and

•	cash dividends or distributions referred to in 6 below;
     5. Cray distributes, to all or substantially all holders of its common stock, shares of capital stock of one of its subsidiaries, with such adjustment, if any, based on the market value of the subsidiary capital stock so distributed relative to the market value of Cray’s common stock, in each case over a measurement period following the distribution;
     6. Cray distributes cash to all or substantially all holders of its common stock, including any quarterly cash dividends; or
     7. Cray or one of its subsidiaries makes purchases of Cray’s common stock pursuant to a tender offer or exchange offer for Cray’s common stock to the extent that the per share consideration paid in such offer exceeds the average of the daily closing sale prices of Cray’s common stock for the ten trading days prior to the expiration of such offer.

     To the extent Cray has a rights plan in effect upon conversion of the notes into common stock, the holder will receive (except to the extent Cray settles its conversion obligations in cash), in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock prior to the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if Cray made a distribution referred to in 4 above.
     In the event of any:
•	reclassification or change of Cray’s common stock;

•	consolidation, merger or binding share exchange involving Cray; or

•	sale or conveyance to another person or entity of all or substantially all of Cray’s property or assets;
in each case in which holders of Cray’s common stock would be entitled to receive stock, other securities, other property, assets or cash for their Cray common stock, upon conversion of a note holder’s notes, such note holder will be entitled to receive the same type of consideration which such note holder would have been entitled to receive if such note holder had converted its notes into Cray’s common stock immediately prior to any of these events.
     To the extent permitted by law and applicable Nasdaq rules, Cray may, from time to time, increase the conversion rate for a period of at least 20 days if its board of directors determines that such an increase would be in Cray’s best interests. Any such determination by Cray’s board of directors will be conclusive. Cray will give holders at least 15 business days’ notice of any increase in the conversion rate. In addition, Cray may increase the conversion rate if its board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any distribution of common stock or similar event.
     Cray will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, any adjustments that are not required to be made because they would have required an increase or decrease of less than one percent will be carried forward and taken into account in any subsequent adjustment of the conversion rate or in connection with any conversion of the notes following a call for redemption or at maturity, as applicable. Except as described above in this section, Cray will not adjust the conversion rate for any issuance of its common stock or any securities convertible into or exchangeable or exercisable for its common stock or rights to purchase its common stock or such convertible, exchangeable or exercisable securities.
     A holder may, in some circumstances, including the distribution of cash dividends to stockholders, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See “Certain U.S. Federal Income Tax Considerations — U.S. Holders — Constructive Distributions” and “ — Non-U.S. Holders — Payments on Common Stock and Constructive Dividends.”
     If a holder converts some or all of its notes into common stock during the occurrence of a registration default under the registration rights agreement, the holder will not be entitled to receive additional interest on such common stock, but will receive, with respect to the portion of the conversion obligation that Cray settles in common stock, 103% of the number of shares of Cray’s common stock that the holder would have received upon conversion at that time if no such registration default had then existed. See “ — Registration Rights” below.
Adjustment to Conversion Rate Upon Certain Fundamental Changes
     General
     If and only to the extent a holder elects to convert its notes in connection with a transaction described in clause (i) or (iii) of the definition of fundamental change as described below under “ — Purchase of Notes at a Holder’s Option Upon a Fundamental Change” (or in connection with a transaction that would have been a fundamental change under such clause (i) or (iii) but for the application of the 105% trading price exception) that occurs on or prior to December 1, 2009 pursuant to which 10% or more of the consideration for Cray’s common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, the Nasdaq National Market or the Nasdaq SmallCap Market, Cray will increase the conversion rate for the notes surrendered for conversion by a number of additional shares (the “additional shares”) as described below.
     The number of additional shares will he determined by reference to the table below, based on the date on which such transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share for Cray’s common stock in such transaction. If holders of Cray’s common stock receive only cash in such transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the closing sale prices of Cray’s common stock on the five trading days prior to but not including the effective date of such fundamental change transaction.
     The stock prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described above under “ — Conversion Rate Adjustments — General.” The adjusted stock prices will equal the product of the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the manner as the conversion rate as set forth under “ — Conversion Rate Adjustments — General.”

The following table sets forth the hypothetical stock price and number of additional shares to be issuable per $1,000 principal amount of notes:

	Stock Price
Effective Date	$ 14.04	$ 16.00	$ 18.00	$ 20.00	$22.00	$24.00	$26.00	$28.00	$30.00	$32.00	$34.00	$36.00	$38.00	$40.00	$42.00
December 1, 2004	19.425	15.565	12.688	10.528	8.866	7.560	6.515	5.666	4.967	4.384	3.893	3.476	3.117	2.807	2.537
December 1, 2005	19.425	15.665	12.574	10.285	8.549	7.205	6.146	5.300	4.613	4.049	3.581	3.189	2.857	2.573	2.329
December 1, 2006	19.425	15.456	12.089	9.637	7.815	6.438	5.382	4.561	3.914	3.914	2.984	2.646	2.369	2.138	1.944
December 1, 2007	19.425	15.018	11.257	8.544	6.522	4.974	3.807	2.929	2.282	1.927	1.769	1.666	1.578	1.499	1.427
December 1, 2008	19.425	13.894	9.782	6.994	4.951	3.528	2.494	1.738	1.220	0.983	0.884	0.832	0.788	0.749	0.713
December 1, 2009	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
 The stock prices and additional share amounts set forth above are based upon a common stock price of $14.04 on November 30, 2004 and an initial conversion price of $19.31.
     The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is in excess of $42.00 per share (subject to adjustment), no additional shares will be issuable upon conversion.

•	If the stock price is less than $14.04 per share (subject to adjustment), no additional shares will be issuable upon conversion.
     Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 71.225075 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “ — Conversion Rate Adjustments — General.”
     Cray’s obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
Conversion After a Public Acquirer Change of Control. Notwithstanding the foregoing, in the event of a public acquirer change of control (as defined below), Cray may, in lieu of issuing additional shares as described above, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective time of such public acquirer change of control, holders of notes will be entitled to convert their notes (subject to satisfaction of the conditions to conversion described under “ — Conversion Rights — General” above) into a number of shares of public acquirer common stock (as defined below) by multiplying the conversion rate in effect immediately before effective time of the public acquirer change of control by a fraction:
•	the numerator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which Cray’s common stack is converted into cash, securities or other property, the value of all cash, securities and other property (as determined by Cray’s board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change of control, the average of the closing sale price of Cray’s common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control; and

•	the denominator of which will be the average of the closing sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control.
     A “public acquirer change of control” means any event constituting a fundamental change (or that would otherwise constitute a fundamental change but for the application of the 105% trading price exception) that would otherwise obligate Cray to increase the conversion rate as described above under “ — Adjustment to Conversion Rate Upon Certain Fundamental Changes” and the acquirer (or any entity that is a directly or indirectly wholly-owned subsidiary of the acquirer) has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or the Nasdaq SmallCap Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change or other event (the “public acquirer common stock”).
     Upon a public acquirer change of control, if Cray so elects, holders may convert their notes (subject to satisfaction of the conditions to conversion described under “ — Conversion Rights — General” above) at the adjusted conversion rate described in the second preceding paragraph but will not be entitled to the increased conversion rate described under “ — Adjustment to Conversion Rate Upon Certain Fundamental Changes — General.” Cray is required to notify holders of Cray’s election in the notice to holders of such transaction. As described under “ — Conversion Rights — Conversion Upon Specified Corporate Transactions,” holders may convert their notes upon a public acquirer change of control during the period specified therein. In addition, a holder can also, subject to certain conditions, require Cray to repurchase all or a portion of its notes as described under “ — Purchase of Notes at a Holder’s Option Upon a Fundamental Change.”
Redemption by Cray
     Cray may redeem the notes in whole or in part, at any time on or after December 1, 2007 and prior to December 1, 2009, upon at least 30 and not more than 60 days’ notice by mail to the holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including additional interest, if any) to, but not including the redemption date plus the make whole premium described below, if the closing sale price of Cray’s common stock exceeds 150% of the conversion price for at least 20 trading days in any consecutive 30-trading day period ending on the trading day prior to the date of mailing of the notice of redemption. If Cray redeems notes under these circumstances, Cray will make a make whole premium on the redeemed notes equal to $150 per $1,000 principal amount of notes, minus the amount of any interest actually paid or accrued and unpaid on the notes prior to the redemption date. Cray must pay this make whole premium on all notes called for redemption prior to December 1, 2009, including notes converted after the date Cray mailed the notice. Cray will pay the make whole premium in cash.
     Cray may redeem the notes in whole or in part, at any time on or after December 1, 2009, upon at least 30 and not more than 60 days’ notice by mail to the holder of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including additional interest, if any) to, but not including, the redemption date.
     Notwithstanding the foregoing, Cray will be permitted to redeem notes in whole or in part only if the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use during the 30 days following the redemption date, unless registration is no longer required.
Purchase of Notes at a Holder’s Option
     Holders have the right to require Cray to purchase all or a portion of their notes for cash on December 1 of 2009, 2014 and 2019 (each, a “purchase date”). Any note purchased by Cray on a purchase date will be paid for in cash. Cray will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 22 business days prior to the relevant purchase date until the close of business on the date that is two business days prior to the purchase date. In the event of certain defaults on senior debt, Cray may be required to defer such payments for up to 179 days. If the purchase notice is given and withdrawn prior to the relevant purchase date, Cray will not be obligated to purchase the related notes. Also, as described in the Risk Factor, incorporated by reference into this prospectus, under the caption “We may not have the funds necessary to purchase the notes upon a fundamental change or other purchase date and our ability to purchase the notes in such events may be limited,” Cray may not have funds sufficient to purchase notes when it is required to do so.
     The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest (including additional interest, if any) to, but not including, the purchase date.
     On or before the 22nd business day prior to each purchase date, Cray will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:
•	the purchase price;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require Cray to purchase their notes.
Simultaneously with providing such notice, Cray will publish a notice containing this information in a newspaper of general circulation in the City of New York or through such other public medium as it may use at that time, publish such information on its corporate website and notify the trustee.
     A notice electing to require Cray to purchase a holder’s notes must state:
•	the relevant purchase date;

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by Cray pursuant to the applicable provisions of the notes and the indenture.
If the notes are not in certificated form, a holder’s notice must comply with applicable DTC procedures.
     No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.
     A holder may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:
•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.
If the notes are not in certificated form, a holders notice must comply with applicable DTC procedures.
     A holder must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. A holder will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the purchase price of the notes on the business day following the purchase date, then:
•	the notes will cease to be outstanding and interest (including additional interest, if any) will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

     Cray’s ability to repurchase notes upon the specified purchase dates is subject to important limitations. See the Risk Factor, incorporated by reference into this prospectus, under the caption “We may not have the funds necessary to purchase the notes upon a fundamental change or other purchase date and our ability to purchase the notes in such events may be limited.”
Purchase of Notes at a Holder’s Option Upon a Fundamental Change
     In the event of a fundamental change, a holder will have the right to require Cray to purchase for cash all or any part of such holder’s notes at a purchase price equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest (including additional interest, if any) to, but not including, the fundamental change purchase date. Notes submitted for purchase must be $1,000 principal amount or an integral multiple thereof.
     On or before the 10th business day after the occurrence of a fundamental change, Cray will provide to all holders of notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state:
•	the events constituting the fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustment to the conversion rate that will result from the fundamental change;

•	that notes with respect to which a repurchase notice is given by the holder may be converted, if otherwise convertible, only if the repurchase notice has been withdrawn in accordance with the provisions of the indenture; and

•	the procedures that a holder must follow to exercise the repurchase rights.
Simultaneously with providing such notice, Cray will publish a notice containing this information in a press release through Dow Jones & Co., Inc., Business Wire or Bloomberg Business News Company or, if such organization is not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public and make this information available on Cray’s website or through another public medium as Cray may use at that time.
     To exercise the purchase right, a holder must deliver, on or before the 20th business day after the date of Cray’s notice of a fundamental change (subject to extension to comply with applicable law), the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. The purchase notice must state:
•	the relevant purchase date;

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by Cray pursuant to the applicable provisions of the notes and the indenture.
If the notes are not in certificated form, a holder’s purchase notice must comply with applicable DTC procedures.
     A holder may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:
•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.
If the notes are not in certificated form, a holder’s notice of withdrawal must comply with applicable DTC procedures.
     Cray will be required to purchase the notes no later than 35 business days after the date of its notice of the occurrence of the relevant fundamental change, subject to extension to comply with applicable law and, in some circumstances, as required by certain holders of Cray’s senior debt. A holder will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or delivery of the notes. If the paying agent holds cash sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then:
•	the notes will cease to be outstanding and interest (including additional interest, if any) will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price upon delivery or transfer of the notes).
     A “fundamental change” will be deemed to have occurred if any of the following occurs:
          i. any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act, except that a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of Cray’s total outstanding voting stock;
          ii. during any period of two consecutive years, individuals who at the beginning of such period constituted Cray’s board of directors (together with any new directors whose election to such board or whose nomination for election by Cray’s shareholders was approved by a vote of at least 66 2/3 % of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such board of directors then in office;
          iii. Cray consolidates with or merges with or into any person or conveys, transfers, sells or otherwise disposes of or leases all or substantially all of its assets to any person, or any corporation consolidates with or merges into or with Cray, in any such event pursuant to a transaction in which Cray’s outstanding voting stock is changed into or exchanged for cash, securities or other property, other than any such transaction where Cray’s outstanding voting stock is not changed or exchanged at all (except to the extent necessary to reflect a change in Cray’s jurisdiction of incorporation), or where (A) Cray’s outstanding voting stock is changed into or exchanged for cash, securities and other property (other than equity interests of the surviving corporation) and (B) Cray’s shareholders immediately before such transaction own, directly or indirectly, immediately following such transaction, more than 50% of the total outstanding voting stock of the surviving corporation;
          iv. Cray is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under “— Consolidation, Merger and Sale of Assets”; or
          v. Cray’s common stock ceases to be traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or the Nasdaq SmallCap Market or traded on an automated over-the-counter trading market in the United States.
However, notwithstanding the foregoing, a fundamental change will not be deemed to have occurred if either:
1.	the closing sales price of Cray’s common stock for each of at least five trading days within:
•	the period of ten consecutive trading days immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change described in 1 above; or

•	the period of ten consecutive trading days immediately preceding the fundamental change, in the case of a fundamental change described in 2, 3 or 4 above;
is at least equal to 105% of the quotient of the principal amount of a note divided by the conversion rate in effect on each of those five trading days (the “105% trading price exception”); or
2.	in the case of a merger or consolidation described in 3 above, at least 90% of the consideration, excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights, in the merger or consolidation constituting the fundamental change consists of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or the Nasdaq SmallCap Market (or which will be so traded or quoted when issued or exchanged in connection with such fundamental change) and as a result of such transaction or transactions the notes become convertible solely into such common stock, excluding cash payments for fractional shares.
     For purposes of the foregoing, “voting stock” means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).
     The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of Cray’s assets. There is no precise, established definition of the phrase “substantially all” under the laws of the State of New York, which governs the indenture and the notes, or under the laws of the State of Washington, Cray’s state of incorporation. Accordingly, a holder’s ability to require Cray to repurchase its notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all of Cray’s assets may be uncertain.
     Pursuant to the indenture, in connection with a fundamental change purchase, Cray will comply with all U.S. federal and state securities laws in connection with any offer by Cray to purchase the notes upon a fundamental change.
     This fundamental change purchase feature may make more difficult or discourage a takeover of Cray and the removal of incumbent management. However, Cray is not aware of any specific effort to accumulate shares of its capital stock with the intent to obtain control of Cray by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is a result of negotiations between Cray and the initial purchaser.
     Cray could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt outstanding or otherwise adversely affect a holder of notes. Neither Cray nor its subsidiaries are prohibited under the indenture from incurring additional debt, including secured debt. The incurrence of significant amounts of additional debt could adversely affect Cray’s ability to service its debt, including the notes, and to satisfy its obligation to repurchase the notes upon a fundamental change. See the Risk Factor, incorporated by reference into this prospectus, which is captioned “There are no covenants in the indenture for the notes restricting our ability or the ability of our subsidiaries to incur future indebtedness or restricting the terms of any such indebtedness.”
     Cray’s ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. Cray’s ability to repurchase the notes in such event may be limited by law, and by the terms of other indebtedness, including the terms of senior indebtedness, Cray may have outstanding at the time of such event. Cray’s existing senior secured credit facility does not permit Cray to repurchase any of the notes without the prior written consent of the lender, including any repurchase following a fundamental change. Any subsequent credit facility may include similar provisions. If a fundamental change were to occur, Cray may not have sufficient funds, or be able to arrange financing, to pay the fundamental change purchase price for the notes tendered by holders. In addition, Cray may in the future incur debt that has similar fundamental change provisions that permit holders of such debt to accelerate or require Cray to purchase such debt upon the occurrence of events similar to a fundamental change. Any failure by Cray to repurchase the notes when required following a fundamental change would result in an event of default under the indenture. In addition, a default under the indenture or the occurrence of a fundamental change which results in any noteholder delivering a fundamental change purchase notice electing repurchase of any notes each constitutes a default under Cray’s existing senior secured credit facility and could lead to defaults under other existing and future agreements governing Cray’s indebtedness. In addition, Cray’s ability to repurchase notes for cash may be limited by restrictions on its ability to obtain funds for such repurchase through dividends from its subsidiaries and/or other provisions in agreements governing its other debt (including Cray’s existing and any future credit facility) and that of its subsidiaries. See the Risk Factor, incorporated by reference into this prospectus, which is captioned “We may not have the funds necessary to purchase the notes upon a fundamental change or other purchase date and our ability to purchase the notes in such events may be limited.”
     Cray will not be required to make an offer to purchase the notes upon a fundamental change if a third party (1) makes an offer to purchase the notes in the manner, at the times and otherwise in compliance with the requirements applicable to an offer made by Cray to purchase notes upon a fundamental change and (2) purchases all of the notes validly delivered and not withdrawn under such offer to purchase notes.
Consolidation, Merger and Sales of Assets
     The indenture provides that Cray may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:
•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all of Cray’s obligations under the notes and the indenture under a supplemental indenture in a form reasonably satisfactory to the trustee;

•	no default exists under the indenture and is continuing immediately before and after giving effect to such transaction; and

•	if a supplemental indenture is to be executed in connection with such consolidation, merger or disposition, Cray has delivered to the trustee an officers’ certificate and an opinion of counsel with respect thereto as provided for in the indenture.
     Upon any such consolidation, merger or disposition in accordance with the foregoing, the successor corporation formed by such consolidation or share exchange or into which Cray is merged or which such person formed by such consolidation or share exchange or to which such conveyance, sale, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise Cray’s rights and powers under, the indenture with the same effect as if such successor had been named as Cray in the indenture, and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture, the notes and the registration rights agreement.
     This covenant includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of Cray’s assets. There is no precise, established definition of the phrase “substantially all” under the laws of the State of New York, which governs the indenture and the notes, or under the laws of the State of Washington, Cray’s state of incorporation. Accordingly, the effectiveness of this covenant in the event of a conveyance, transfer, sale, lease or other disposition of less than all of Cray’s assets may be uncertain.
     An assumption by any person of Cray’s obligations under the notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders of notes should consult their own tax advisors regarding the tax consequences of such an assumption.
Events of Default
     Each of the following constitutes an event of default under the indenture:
•	the failure by Cray to pay the principal of, or premium on, any note when due and payable;

•	the failure by Cray to pay any accrued unpaid interest (including additional interest, if any) on the notes when due and payable, and if such default continues for a period of 30 days;

•	the failure by Cray to convert notes into shares of common stock (or, at the election of Cray, cash or a combination of cash and common stock) upon exercise of a holder’s conversion right in accordance with the provisions of the indenture;

•	the failure by Cray to redeem notes after it has exercised its redemption option;

•	the failure by Cray to provide notice in the event of a fundamental change when required by the indenture;

•	the failure by Cray to purchase all or any part of the notes as described above in “—Purchase of Notes at a Holder’s Option” or “—Purchase of Notes at a Holder’s Option Upon a Fundamental Change”;

•	the failure by Cray to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 calendar days after written notice of such failure has been given (1) to Cray by the trustee or (2) to Cray and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	the default by Cray or any of its subsidiaries under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of Cray or any of its subsidiaries for money borrowed whether such indebtedness now exists, or is created after the date of the indenture, which default:
•	involves the failure to pay the principal of or any premium or interest on indebtedness when such indebtedness becomes due and payable at the stated maturity thereof, and such default continues after any applicable grace period; or
•	results in the acceleration of such indebtedness prior to its stated maturity; and
in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness so unpaid at its stated maturity or the stated maturity of which has been so accelerated, aggregates $1.0 million or more;
•	there is a failure by Cray or any of its subsidiaries to pay final judgments not covered by insurance aggregating in excess of $2.5 million, which judgments are not paid, discharged or stayed for a period of 60 calendar days; and

•	certain events of bankruptcy, insolvency, liquidation or similar reorganization with respect to Cray or any significant subsidiary of Cray.
     Pursuant to the indenture, the trustee shall, within 90 calendar days of the occurrence of a default known to the trustee (or within 15 calendar days after it is known to the trustee, if later), give to the registered holders of notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under the first, second, fourth or sixth bullets above.
     If certain events of default specified in the last bullet point above shall occur with respect to Cray and be continuing, then automatically the principal amount of the notes plus accrued and unpaid interest (including additional interest, if any) through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “—Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of notes then outstanding may declare the notes due and payable at the principal amount of the notes plus accrued and unpaid interest (including additional interest, if any), and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration accelerating the notes and the amounts due thereunder may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.
     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     Except with respect to a default in the payment of the principal of, or any accrued and unpaid interest (including additional interest, if any) on, any note, redemption price, purchase price or fundamental change purchase price of any note, or in respect of a failure to convert any note into common stock (or cash or a combination of cash and common stock) as required, or in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each note outstanding, the holders of not less than a majority in aggregate principal amount of notes outstanding may on behalf of the holders of all notes waive any past default under the indenture and rescind any acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than nonpayment of the principal of and interest (including additional interest, if any) on the notes that have become due solely by such declaration of acceleration, have been cured or waived.
     Cray will be required to furnish annually to the trustee a statement as to the fulfillment of its obligations under the indenture and as to any default in the performance of such obligations.
Modification and Waiver
     Changes Requiring Approval of Each Affected Holder
     The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change (in addition to the written consent or the affirmative vote of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding) to:
•	change the maturity of any note or the payment date of any installment of interest (including additional interest, if any) payable on any notes;

•	reduce the principal amount, redemption price or purchase price of, or interest (including additional interest, if any) on, any note;

•	change the currency of payment of principal, redemption price or purchase price of, or interest (including additional interest, if any) on, any note;

•	impair or adversely affect the manner of calculation or rate of accrual of interest (including additional interest, if any) on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	modify Cray’s obligation to maintain a paying agent in New York City;

•	impair or adversely affect the conversion rights or purchase rights of any holders of notes;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of notes;

•	modify the subordination provisions in a manner adverse to the holders of notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to waive past defaults.
     Changes Requiring Majority Approval
     The indenture (including the terms and conditions of the notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of notes at the time outstanding.
     Changes Requiring No Approval
     The indenture (including the terms and conditions of the notes) may be modified or amended by Cray and the trustee, without the consent of the holder of any note, to, among other things:
•	add to Cray’s covenants for the benefit of the holders of notes;

•	surrender any right or power conferred upon Cray;

•	provide for conversion rights of holders of notes if any reclassification or change of Cray’s common stock or any consolidation, merger or sale of all or substantially all of Cray’s assets occurs;

•	provide for the assumption of Cray’s obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer, sale, lease or other disposition;

•	increase the conversion rate, provided that the increase will not adversely affect the interests of the holders of notes;

•	require Cray to settle its conversion obligation in cash with respect to the principal amount of notes surrendered for conversion if a principal conversion settlement election has been made;

•	comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of Cray’s board of directors, adversely affect the interests of the holders of notes in any material respect;

•	evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	add guarantees with respect to the notes or secure the notes;

•	cure any ambiguity or correct or supplement any inconsistent or otherwise defective provision contained in the indenture or make any other provision with respect to matters or questions arising under the indenture that Cray may deem necessary or desirable and that shall not be inconsistent with provisions of the indenture; provided that such modification or amendment does not, in the good faith opinion of Cray’s board of directors, adversely affect the interests of the holders of notes in any material respect;

•	evidence the succession of another person to Cray upon the notes, and the assumption by any such successor of the covenants of Cray under the indenture and in the notes, in each case in compliance with the provisions of the indenture; or

•	add or modify any other provisions with respect to matters or questions arising under the indenture that Cray and the trustee may deem necessary or desirable and that will not adversely affect the interests of the holders of notes.
     Waiver
     The holders of a majority in aggregate principal amount of notes outstanding may waive compliance with certain provisions of the indenture relating to the notes, unless (1) Cray fails to pay principal of or interest (including additional interest, if any) on any note when due, (2) Cray fails to convert any note into common stock (or, at Cray’s election, cash or a combination of cash and common stock) as required by the indenture or (3) Cray fails to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note to modify or amend.
     Any notes held by Cray or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with Cray shall be disregarded (from both the numerator and denominator) for purposes of determining whether the holders of a majority in aggregate principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture.
Registration Rights
     Cray entered into a registration rights agreement with the initial purchaser of the notes for the benefit of the holders of notes. Pursuant to the registration rights agreement, Cray has filed the registration statement of which this prospectus is a part with the SEC and will, at its expense, use its reasonable best efforts to keep each such shelf registration statement effective until the earliest of:
•	two years after the last date of original issuance of any of the notes;

•	the date on which the holders of the notes and common stock issuable upon conversion of the notes that are not affiliates of Cray are able to sell all such securities immediately without restriction in accordance with the provisions of Rule 144(k) under the Securities Act;

•	the date on which all of the notes and common stock issuable upon conversion of the notes of those holders have been registered under the shelf registration statement and disposed of in accordance with such shelf registration statement; and

•	the date on which all of the notes and common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).
     This prospectus is usable only in connection with sales by persons listed in the Selling Securityholders section of this prospectus or any effective prospectus supplement. Upon Cray’s receipt of a completed and signed election and questionnaire from a holder, Cray will prepare and file (a) a prospectus supplement as soon as practicable or (b) if required, a post-effective amendment to the shelf registration statement or an additional shelf registration statement as soon as reasonably practicable after the end of each fiscal quarter. Accordingly, a holder of securities to which this prospectus relates that submits a completed and signed election and questionnaire after the initial deadline may experience delay in being named as a selling securityholder in the registration statement and being able to deliver a prospectus in connection with the resale of the securities offered hereby.
     Cray cannot assure you that it will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit a securityholder’s ability to sell notes and/or the common stock issuable upon conversion of such notes or adversely affect the price at which such securities can be sold.
     Cray will:
•	provide to each holder for whom a shelf registration statement was filed copies of the prospectus that is a part of such shelf registration statement;

•	notify each such holder when a shelf registration statement has become effective;

•	notify each such holder of the commencement of any suspension period; and

•	take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes.
     Each holder who sells securities pursuant to the shelf registration statement generally will be:
•	required to be named as a selling securityholder in the related prospectus;

•	required to deliver a prospectus to its purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with such holder’s sales; and

•	bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations).

     Cray may suspend the holders’ use of the prospectus for a period not to exceed 45 calendar days in any 90 calendar day period, and not to exceed an aggregate of 120 calendar days in any 12-month period, if:
•	the prospectus would, in the judgment of Cray’s board of directors, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	Cray’s board of directors determines in good faith that the disclosure of this material non-public information would have a material adverse effect on Cray and its subsidiaries taken as a whole.
     However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede Cray’s ability to consummate such transaction, Cray may extend the suspension period from 45 calendar days to 60 calendar days. Cray need not specify the nature of the event giving rise to a suspension in any notice to holders of notes of the existence of such a suspension.
     Upon the resale of notes or common stock issued upon conversion of the notes, each selling securityholder will be required to deliver a notice of such sale to the trustee and Cray. The notice will, among other things:
•	identify the sale as a transfer pursuant to the shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling securityholder and the aggregate principal amount of the notes and/or number of shares of Cray’s common stock owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.
     If:
•	the shelf registration statement is not filed with the SEC on or prior to 90 calendar days after the first date of original issuance of the notes;

•	the shelf registration statement has not been declared effective by the SEC on or prior to 210 calendar days after the first date of original issuance of the notes;

•	the shelf registration statement is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of notes and the common stock issuable upon conversion of the notes and Cray does not file within five business days a post-effective amendment, prospectus supplement or report pursuant to the Exchange Act;

•	if applicable, Cray does not terminate the suspension period by the 45th or 60th calendar day, as the case may be, or a suspension period exceeds an aggregate of 120 calendar days in any 12-month period; or

•	subsequent to the effectiveness of the initial registration statement, Cray shall fail to comply with its obligation to name in the prospectus, as a selling securityholder, a holder of notes and/or the common stock issuable upon conversion of the notes that has returned a completed and signed election and questionnaire, each such event referred to in the bullet points above being referred to as a “registration default,” then additional interest will accrue on the notes adversely affected by such registration default from and including the calendar day following the registration default to but excluding the earlier of (1) the calendar day on which all registration defaults have been cured and (2) the date that the shelf registration statement is no longer required to be kept effective. Additional interest will be paid in cash semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which such additional interest begins to accrue, and will accrue on the notes at a rate per year equal to 0.25% for the first 90-calendar day period, and 0.50% thereafter, of the principal amount of the notes. If a holder converts some or all of its notes into common stock during the occurrence of a registration default, the holder will not be entitled to receive additional interest on such common stock, but will receive, with respect to the portion of the conversion obligation that Cray settles in common stock, 103% of the number of shares of Cray’s common stock that such holder would have received upon conversion at that time if no such registration default had then existed. Cray will have no other liability for monetary damages with respect to any of its registration obligations.
Form, Denomination and Registration
     Denomination and Registration
     The notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.
     Global Notes
     The notes are evidenced by one or more global notes deposited with the trustee, as custodian for DTC, and registered in the name of Cede & Co., as DTC’s nominee.
     Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global notes directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.
     So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. will be considered the sole holder of the global notes for all purposes. Except as provided below, owners of beneficial interests in the global notes:
•	will not be entitled to have certificates registered in their names;

•	will not receive, or be entitled to receive, physical delivery of certificates in definitive form; and

•	will not be considered holders of the global notes.
     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.
     Cray will wire, through the facilities of the trustee, payments of principal and accrued interest (including additional interest, if any) on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of Cray, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.
     It is DTC’s current practice, upon receipt of any payment of principal and accrued interest (including additional interest, if any) on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”
     If a holder would like to convert its notes pursuant to the terms of the notes, the holder should contact its broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.
     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder’s ability to pledge its interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.
     DTC has advised Cray that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.
     DTC has advised Cray that DTC is:
•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others, such as banks, brokers, dealers and trust companies, that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.
     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If (a) DTC is at any time unwilling or unable to continue as depositary or if at any time ceases to be a “clearing agency” registered under the Exchange Act and a successor depositary is not appointed by Cray within 90 days or (b) an event of default under the indenture occurs and is continuing and the registrar has received a request from DTC that the notes be issued in definitive registered form, Cray will cause the notes to be issued in definitive registered form in exchange for the global notes. None of Cray, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.
     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.
     Transfer and Exchange
     A holder may transfer or exchange the notes only in accordance with the provisions of the indenture. No service charge will be made for any registration of transfer or exchange of notes, but Cray may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith. Cray is not required to transfer or exchange any note in respect of which a fundamental change purchase notice has been given and not withdrawn by the holder thereof.
Satisfaction and Discharge
     Cray may satisfy and discharge its obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee after the notes have become due and payable or shall become due and payable at their stated maturity within one year whether on a purchase date or upon conversion or are to be called for redemption within one year cash or common stock (as applicable under the provisions of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to certain other terms, conditions and deliveries contained in the indenture.
Governing Law
     The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee, Transfer Agent and Registrar
     The Bank of New York Trust Company, N.A., as trustee, has been appointed by Cray as paying agent, conversion agent, registrar and custodian with regard to the notes. The Bank of New York Trust Company, N.A. or its affiliates may from time to time in the future provide banking and other services to Cray in exchange for a fee.
     Mellon Investor Services LLC is the transfer agent and registrar for Cray’s common stock.
Calculations in Respect of Notes
     Except as otherwise provided herein, Cray or its agents will be responsible for making all calculations called for under the notes. Cray or its agents will make all these calculations in good faith and, absent manifest error, their calculations will be final and binding on holders of notes. Cray or its agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.
Repurchase and Cancellation of Notes
     Cray and its subsidiaries may, to the extent permitted by law, repurchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by Cray or its subsidiaries may not be reissued or resold and must be surrendered to the trustee for cancellation.
     All notes surrendered for payment, redemption, registration of transfer or exchange or conversion will, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee will be cancelled promptly by the trustee. No notes will be authenticated in exchange for any notes cancelled as provided in the indenture.
Replacement of Notes
     Cray will replace mutilated, destroyed, stolen or lost notes at the expense of the holder upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to Cray and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and Cray may be required at the expense of the holder of such note before a replacement note will be issued.

DESCRIPTION OF COMMON STOCK
     At June 30, 2006, our authorized capital stock consists of 75,000,000 shares of common stock, $.0l par value per share, and 5,000,000 shares of preferred stock, $.0l par value per share. At June 30, 2006, no shares of preferred stock and 23,041,752 shares of our common stock were issued and outstanding. In addition, as of that date, up to 5,698,006 shares of common stock were issuable on conversion of the notes (subject to certain limitations on the right to convert described under “Description of Notes – Conversion Rights – General”) and 4,904,846 shares of common stock were issuable, in the aggregate, on exercise of certain options and warrants. Holders of common stock are entitled to one vote per share in all matters to be voted on by the shareholders. Shareholders may not cumulate their votes in the election of directors. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of or making provision for our liabilities and the liquidation preference, if any, of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities, and there is no redemption or sinking fund provision with respect to any such shares. The rights, preferences and privileges of shares of common stock are subject to, and may be materially and adversely affected by, the rights of shares of any series of preferred stock which we may designate and issue in the future.
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
     Our common stock is traded on the Nasdaq Global Market under the symbol CRAY. On June 30, 2006, we had 23,041,752 shares of common stock outstanding that were held by 715 holders of record.
     The quarterly high and low sales prices of our common stock for the periods indicated are as follows:

	2004		2005		2006
	High	Low	High	Low	High	Low
First Quarter	$47.00	$24.24	$19.64	$8.32	$10.16	$5.20
Second Quarter	32.12	24.36	11.00	4.72	10.16	5.88
Third Quarter (through July 21, as to 2006)	26.72	11.40	5.64	3.40	12.00	9.95
Fourth Quarter	19.32	12.08	6.92	3.56
     We have not paid cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our credit facility prohibits us from paying cash dividends without the consent of our lender.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
          The following is a summary of certain of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes, and where noted, the common stock, as of the date of this prospectus. Except where noted, this summary deals only with a note held as a capital asset by a U.S. holder who purchases the notes on original issuance at its initial offering price, and it does not deal with special situations. For example, this summary does not address:
•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, persons that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, certain retirement plans or insurance companies;

•	tax consequences to persons holding the notes or the common stock as part of an integrated, constructive sale, synthetic security or conversion transaction, or as part of a hedge or straddle;

•	tax consequences to persons who own, or are deemed to own, more than 5% of our company (except as specifically set forth below) and to persons who, on the date of acquisition of the notes, own notes with a fair market value of more than 5% of the aggregate fair market value of our common stock;

•	tax consequences to holders of the notes who are U.S. expatriates or whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any tax consequences other than U.S. federal income tax consequences (including state, local or foreign tax consequences).
     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations (“Treasury Regulations”), published guidance of the Internal Revenue Service (the “IRS”) and judicial decisions, all as of the date of this prospectus. Those authorities may be changed, possibly with retroactive effect, resulting in U.S. federal income tax consequences different from those discussed below.
     If a partnership holds the notes or the common stock, the tax treatment of a partner generally will depend upon the status of the partner, the activities of the partnership and the activities of the partner. If you are a partner of a partnership holding the notes or the common stock, you should consult your tax advisor regarding the tax consequences of purchase, ownership and disposition of the notes and of the common stock.
     If you are considering purchasing the notes, you are urged to consult your tax advisor concerning your U.S. federal income tax consequences in light of your particular situation and the consequences of U.S. federal estate or gift tax laws, foreign, state and local tax laws, and tax treaties.

U.S. Holders
     The following discussion is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. holder of notes or common stock.
     For purposes of this discussion, a U.S. holder is a beneficial owner of a note or share of common stock that is:
•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or pursuant to the laws of the United States or any state or other political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
     Interest
     You generally will be required to include interest in income as ordinary income at the time the interest is received or accrued, according to your method of tax accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic (at least annual) interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest income as “original issue discount” over the term of the instrument. The notes are not being issued with original issue discount. We are, however, obligated to pay additional interest in the event of a registration default as described in “Description of Notes—Registration Rights.” Although the matter is not free from doubt, we believe, and we intend to take the position, that as of the date of the issuance of the Notes the likelihood of the payment of additional interest was a remote and incidental contingency within the meaning of applicable Treasury Regulations and therefore did not affect the yield to maturity of any note. Accordingly, we intend to take the position that any payments of additional interest should be taxable as additional ordinary income when received or accrued, in accordance with your method of tax accounting, and not as original issue discount. Our determination in this regard is binding on you unless you disclose your contrary position to the IRS in accordance with the Treasury Regulations. The IRS may take the contrary position from that described above, however, which could affect the timing and character of both your income from the notes and our deduction with respect to the payment of the additional interest. If we are required to pay additional interest, you should consult your tax advisor concerning the appropriate tax treatment of the additional interest with respect to the notes.
     Sale, Exchange or Redemption of the Notes
     Except as described below under “—Conversion of the Notes,” you generally will recognize capital gain or loss upon the sale, exchange or redemption of a note equal to the difference between (i) the amount of cash and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest on the note not previously included in income, which is taxable as ordinary income) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note. The capital gain or loss will be long-term if your holding period is more than one year at the time of sale, exchange or redemption and will be short-term if your holding period is one year or less. Long-term capital gain of individuals is subject to tax at reduced rates. The deductibility of capital loss is subject to limitations.
     Conversion of the Notes
     Upon conversion of the notes, we may, in our discretion, deliver cash instead of common stock or a combination of cash and common stock. If you convert your notes and receive solely cash, you will generally recognize capital gain or loss as described above under “—Sale, Exchange or Redemption of the Notes.”
     If you convert your notes and receive solely common stock (or common stock plus cash in lieu of a fractional share of common stock), you generally will not recognize any income, gain or loss upon conversion except to the extent the common stock is attributable to accrued interest not previously included in income (which will be taxable as ordinary income), and except with respect to cash received in lieu of a fractional share of common stock (which generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and your adjusted tax basis allocable to the fractional share). Your adjusted tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest) except that your tax basis in common stock received with respect to accrued interest on the notes not previously included in income will equal the then current fair market value of the common stock. The holding period for the common stock received on conversion generally should include the holding period of the note converted, except that the holding period for common stock received with respect to accrued interest on the notes not previously included in income will commence on the day immediately following the date of conversion.
     If you convert your notes and receive a combination of cash and common stock (and the cash is not merely received in lieu of a fractional share of common stock), the conversion generally should be treated as a recapitalization, in which case you would recognize gain, but not loss, in an amount equal to the lesser of (1) the cash payment (reduced by any portion of the payment that is attributable to accrued and unpaid interest, which will be taxed as ordinary income) and (2) the excess of the fair market value of the common stock and cash payment (less the amount attributable to accrued and unpaid interest) received in the conversion over your adjusted tax basis in the note at the time of conversion. Your tax basis in the common stock received would be the same as your basis in the note, increased by the amount of gain recognized, if any, and reduced by the amount of the cash payment (less any amount attributable to accrued and unpaid interest). Cash received in lieu of a fractional share of common stock would be treated in the manner described in the preceding paragraph.
     Although the matter is not free from doubt, we intend to take the position that the conversion of notes for a combination of common stock and cash will constitute a recapitalization and you will therefore recognize gain, but not loss, as described in the preceding paragraph.

     Constructive Distributions
     The conversion ratio of the notes will be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you, regardless of whether you receive any cash or property. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, generally will not result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided for in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock, adjustments resulting from a Fundamental Change (as described in “—Conversion Rate Adjustments—Adjustments to Conversion Rate Upon Certain Fundamental Changes”) and adjustments in respect of a registration default (as described in “Description of Notes—Registration Rights”)) probably will not be treated as pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received a distribution even though you have not received any cash or property as a result of the adjustments. Any deemed distributions generally will be taxable as described below under “—Distributions on Common Stock.” You should consult your tax advisors concerning the tax treatment of such constructive distributions.
     Distributions on Common Stock
     After you convert a note into our common stock, any distributions you receive in respect of our common stock will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits (as determined for federal income tax purposes), then as a tax-free return of capital to the extent of your tax basis in the shares of common stock, and thereafter as gain from the sale or exchange of the common stock. Eligible dividends received by individual U.S. holders in tax years beginning on or before December 31, 2008 are subject to tax at special reduced rates if certain holding period requirements are satisfied. In addition, distributions taxable as dividends to corporate U.S. holders generally will qualify for a dividends-received deduction if certain holding period and other requirements are satisfied.
     Sale, Exchange or Other Taxable Disposition of Common Stock
     Upon the sale, exchange or other taxable disposition of shares of our common stock, you will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received on the sale, exchange or other disposition and (ii) your adjusted tax basis in the shares of common stock. The capital gain or loss will be long-term if your holding period is more than one year at the time of sale, exchange or other disposition and will be short-term if your holding period is one year or less. Your adjusted tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Conversion of the Notes.” Long-term capital gains of individuals are subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.
     Market Discount and Bond Premium
     Upon any resale of the notes by a U.S. holder, the purchaser may be affected by the market discount and bond premium provisions of the Code. For this purpose, market discount on a note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition by the purchaser exceeds the U.S. holder’s adjusted tax basis in the note. Subject to a de minimus exception, a U.S. holder who acquires a note at a market discount generally will be required to treat as ordinary income (i) any gain recognized on a taxable disposition of the note to the extent of the accrued market discount on the note at the time of disposition, and (ii) unrealized appreciation on certain non-taxable dispositions, unless the U.S. holder elects to include accrued market discount in income currently. If a U.S. holder makes a gift of a note, accrued market discount, if any, will be recognized as if the U.S. holder had sold the note for a price equal to its fair market value. In general, market discount will be treated as accruing on a straight-line basis over the portion of the term of the note remaining at the time of its acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note (or common stock received upon conversion) is disposed of in a taxable transaction. An election to include accrued market discount currently will apply to all debt instruments acquired by the U.S. holder on or after the first day of the taxable year to which the election applies, and may be revoked only with the consent of the IRS. If a U.S. holder acquires a note with a market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.
     Bond premium on a note generally will be equal to the amount, if any, by which the U.S. holder’s adjusted tax basis in the note immediately after its acquisition exceeds all amounts payable on the note, excluding stated interest. In general, a U.S. holder may elect to amortize bond premium over the remaining term of the convertible note on a constant yield method. For the purpose of computing the amount of bond premium allocable to any accrual period, we will be presumed to exercise our call option if, using the call date as the maturity date and the corresponding redemption price as the stated redemption price at maturity, there is a smaller amortizable bond premium for the period ending on the call date. See “— Redemption by Cray.” The amount of bond premium allocable to any accrual period is offset against the stated interest allocable to that accrual period (any excess may be deducted, subject to certain limitations). An election to amortize bond premium applies to all taxable debt instruments held at the beginning of the first day of the taxable year to which such election applies and thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS.
Non-U.S. Holders
     The following is a summary of certain of the material U.S. federal income tax consequences applicable to non-U.S. holders of notes or shares of common stock. The term “non-U.S holder” means a beneficial owner of a note or share of common stock that is not a U.S. holder, as described above.
     Special rules, not discussed in this prospectus, may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” or corporations that accumulate earnings to avoid federal income tax. In addition, this discussion does not address all tax issues that may be relevant to non-U.S. holders that hold the notes or the common stock in connection with a U.S. trade or business, non-U.S. holders who are expatriates or non-U.S. holders that have a functional currency other than the

U.S. dollar. Such non-U.S. holders should consult their tax advisors to determine the U.S. federal, foreign, state, local and other tax consequences that may be relevant to them.
     Payments with Respect to the Notes
     In general, payments to, or on behalf of, you will not be subject to U.S. tax withholding if all of the following requirements are satisfied:
•	interest paid on the note is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually or constructively (pursuant to the conversion feature of the notes or otherwise) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in Section 881 (c)(3)(A) of the Code; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form), or you hold your notes through certain foreign intermediaries and you satisfy the certification requirements of applicable Treasury Regulations.
     Special certification rules apply to holders that are pass-through entities.
     If you cannot satisfy the requirements described above, payments of interest will be subject to U.S. federal tax withholding at a rate of 30%, or, if applicable, a lower treaty rate. We will be required to withhold U.S. tax on all interest payments at a 30% rate, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.
     If you are engaged in a trade or business in the United States and interest or additional interest on a note is effectively connected with the conduct of that trade or business (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax if you satisfy the certification requirement described above) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a “branch profits tax” equal to 30% (or lower applicable income tax treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.
     Conversion of Notes
     Upon conversion, if we deliver solely our common stock (other than cash in lieu of a fractional share), you generally will not be subject to U.S. federal income tax upon conversion of the notes into common stock. To the extent you receive cash upon conversion (including cash in lieu of fractional shares), you generally will be subject to the rules described under “—Sale, Exchange or Redemption of Notes or Shares of Common Stock.”
     Payments on Common Stock and Constructive Dividends
     Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued upon conversion, see “—U.S. Holders—Constructive Distributions” above) will be subject to U.S. federal tax withholding at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. person as defined under the Code. Certain certification and disclosure requirements must be complied with for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
     If you wish to claim the benefits of an applicable treaty rate, you are required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
     Sale, Exchange or Redemption of Notes or Shares of Common Stock
     Except as discussed below, and subject to the discussion concerning backup withholding below, any gain realized upon the sale, exchange, redemption or other taxable disposition of a note or a share of common stock generally will not be subject to U.S. federal income tax unless:
•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

•	the rules of the Foreign Investment in U.S. Real Property Tax Act (“FIRPTA”) (described below) treat the gain as effectively connected with a U.S. trade or business.
     If you are an individual described in the first bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.
     The FIRPTA rules referenced in the second bullet point above may apply to a sale, exchange or other disposition of the notes or common stock if we are, or were within five years before the sale, exchange or other disposition, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. Even if we were a USRPHC, the FIRPTA rules would not apply to a disposition of the notes or common stock by a non-U.S. holder if the holder owned, directly or indirectly, less than 5% of our common stock at all times within the five-year period before the holder’s disposition of the notes or common stock so long as our common stock is regularly traded on an established security market. For this purpose, the non-U.S. holder would be treated as owning the stock that the holder could acquire upon conversion of the notes. If the FIRPTA rules applied to the sale, exchange or other disposition of the notes or common stock by a non-U.S. holder, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and would thus be subject to U.S. federal income tax.
     The preceding discussion of the tax consequences of purchase, ownership or disposition of the notes or common stock by a non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from sale, exchange or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. person as defined under the Code. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any effectively connected income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the non-U.S. holder must certify his, her or its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally is subject to a “branch profits tax.” The branch profits tax rate generally is 30%, although an applicable tax treaty might provide for a lower rate.
     U.S. Federal Estate Tax
     If you are not a citizen or resident of the United States, the U.S. federal estate tax will not apply to notes owned by you at your death, provided that (1) you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and (2) interest on the notes was not effectively connected with your conduct of a trade or business in the United States at the time of death. However, shares of common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
     If you are a U.S. holder of notes or shares of common stock, information reporting requirements generally will apply to all payments we make to you and the proceeds from a sale of a note or share of common stock made to you, unless you are an exempt recipient such as a corporation. Backup tax withholding will apply to those payments if you fail to provide a taxpayer identification number or a certification of exempt status, if you furnish an incorrect taxpayer identification number, if you fail to certify, under penalties of perjury, that you have furnished the correct taxpayer identification number and the IRS has not notified you that you are subject to backup withholding or if you are notified by the IRS that you have failed to report in full interest and dividend income.
     In general, if you are a non-U.S. holder, you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “—Non-U.S. Holders—Payments with Respect to the Notes.” We must report annually to the IRS and to each non-U.S. holder the amount of interest and dividends paid to such holder and the tax withheld with respect to such interest and dividends, regardless of whether withholding was required. Copies of the information returns reporting such interest and dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
     In addition, if you are a non-U.S. holder, payments of the proceeds of a sale of a note or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries are subject to both backup withholding and information reporting unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption.
     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS
     The following is a summary of certain considerations associated with the acquisition, ownership and disposition of the notes (and the common stock issuable upon conversion of the notes) by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, accounts and other arrangements that are subject to Section 4975 of the Code or provisions under U.S. federal, state, local, non-U.S. or other laws or regulations (collectively, “similar laws”) that are similar to such provisions of ERISA or the Code (each a “plan”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (together with the plans, “benefit plan investors”). In addition, the following discussion is based upon the provisions of ERISA and the Code and related guidance in effect as of the date of this prospectus. Future legislation, court decisions, administrative regulations or other guidance may change the requirements summarized in this section. Any of these changes could be made retroactively and could apply to transactions entered into before the change is enacted.
     The following discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing notes (or the common stock issuable upon conversion of the notes) on behalf of, or with the assets of, any plan, consult with their counsel concerning the applicability of ERISA, Section 4975 of the Code and any similar laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes (and the common stock issuable upon conversion of the notes). The sale of notes to a benefit plan investor is in no respect a representation by the issuer, the initial purchaser or the trustee that this investment meets all relevant requirements regarding investments by plans generally or any particular plan or that this investment is appropriate for plans generally or any particular plan. We are not providing investment advice to any plan, through this prospectus or otherwise, in connection with the sale of the notes.
General Fiduciary Matters
     ERISA and the Code impose certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA plan”) and prohibit certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration or management of such an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation direct or indirect, with respect to any moneys or property of such plan, or has any authority or responsibility to do so to such an ERISA plan, is generally considered to be a fiduciary of the ERISA plan.
     In considering the purchase of the notes (and the common stock issuable upon conversion of the notes) to be held as the assets of any plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code and/or any similar law relating to a fiduciary’s duties to the plan, including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any applicable similar laws.

Plan Asset Issues
     While ERISA and the Code do not define “plan assets,” regulations (the “plan asset regulations”) promulgated under ERISA by the DOL provide guidance on the circumstances under which an ERISA plan’s investment will be subject to a “look through rule” and thus turn our assets into plan assets. When an ERISA plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), the ERISA plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that equity participation in the entity by “benefit plan investors” is not significant or that the entity is an “operating company,” in each case as defined in the plan asset regulations. Although no assurances can be given, we do not anticipate that the notes will constitute an equity interest in Cray, although the convertible feature could be treated as a substantial equity feature. However, the shares of common stock issuable upon conversion of the notes will constitute an equity interest in Cray.
     Furthermore, we are not an investment company registered under the Investment Company Act and do not plan to monitor whether investment in the common stock issuable upon conversion of the notes by benefit plan investors will be “significant” for purposes of the plan asset regulations. We do anticipate that Cray will qualify as an “operating company” within the meaning of the plan asset regulations, although no assurances can be given in this regard.
Prohibited Transaction Issues
     Even if the look through rule, as described above, does not apply, the acquisition or holding of the notes (and the common stock issuable upon conversion of the notes) by ERISA plans or by benefit plan investors using the assets of ERISA plans could nonetheless give rise to a prohibited transaction. Section 406 of ERISA and Section 4975 of the Code prohibit benefit plan investors from engaging in specified transactions involving plan assets of ERISA plans with persons or entities who are “parties in interest” (within the meaning of Section 3(14) of ERISA) or “disqualified persons” (within the meaning of Section 4975 of the Code), unless an exemption is available. A party in interest or disqualified person that engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engaged in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.
     The acquisition and holding of the notes (and the common stock issuable upon conversion of the notes) by an ERISA plan with respect to which we or the initial purchaser are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the notes (and the common stock issuable upon conversion of the notes) are acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes (and the common stock issuable upon conversion of the notes). These class exemptions include, without limitation, PTCE 91-38 regarding bank collective investment funds, PTCE 90-1 regarding insurance company pooled separate accounts, PTCE 84-14 regarding certain transactions effected by qualified professional asset managers, PTCE 95-60 regarding life insurance company general accounts and PTCE 96-23 regarding transactions effected by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. These exemptions do not, however, provide relief from the provisions of ERISA and the Code that prohibit self-dealing and conflicts of interest by plan fiduciaries. In addition, there is no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transaction involving the notes.
Plan Asset Consequences
     If our assets are deemed to be “plan assets” under ERISA, this would result, among other things, in (1) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us which could materially affect our operations, (2) potential liability of persons having investment discretion over the plan assets provided to us should our use or investment of such assets not conform to ERISA’s prudence and fiduciary standards and (3) the possibility that certain transactions in which we might engage would constitute “prohibited transactions” under ERISA and the Code.

SELLING SECURITYHOLDERS
     We originally issued and sold the notes to Bear, Stearns & Co. Inc., to whom we refer to elsewhere in the prospectus as the “initial purchaser,” in transactions exempt from the registration requirements of the federal securities laws. The initial purchaser resold the notes to persons reasonably believed by it to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. The selling securityholders, which term includes their transferees, pledges, donees or successors, may from time to time offer and sell pursuant to the prospectus any and all of the notes and the shares of common stock issuable upon conversion of the notes, which we refer to in this section as the conversion shares. Set forth below are the names of each selling securityholder, the principal amount of the notes that may be offered by such selling securityholder pursuant to the prospectus, any common stock owned prior to conversion, and the number of conversion shares into which such notes are convertible, each based on the most recent information that we received from each selling securityholder regarding its holding. Unless set forth in this section, none of the selling securityholders has had a material relationship with us or, to our knowledge, with any of our predecessors or affiliates within the past three years.
     Any or all of the notes or common stock registered hereby and listed below may be offered for sale pursuant to the prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any particular sale. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which the information regarding their notes was provided in transactions exempt from the registration requirements of the Securities Act.

	Aggregate			Common
	Principal Amount			Stock
	of Notes that May	Percentage of Notes	Common Stock Owned	Registered
Name	be Sold	Outstanding	Prior to Conversion	Hereby(1)
Alexandra Global Master Fund, Ltd.(2)	$5,500,000	6.88%	—	284,900

Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.(3)	2,000,000	2.50%	—	103,600

Argentum Multistrategy Fund Ltd — Classic(3)	60,000	*	—	3,108

CNH CA Master Account, L.P.(6)	1,000,000	1.25%	—	51,800

Credit Suisse First Boston LLC(7)(B)	6,000,000	7.50%	—	310,800

DBAG London(8)(A)	1,000,000	1.25%	—	51,800

dbX — Convertible Arbitrage 9 Fund(2)	750,000	*	—	38,850

DKR SoundShore Opportunity Holding Fund Ltd.(9)	1,000,000	1.25%	—	51,800

Drawbridge Convertible I Ltd.(10)	750,000	*	—	38,850

Drawbridge Convertible II Ltd.(10)	240,000	*	—	12,432

Drawbridge Global Macro Master Fund Ltd.(10)	2,010,000	2.51%	—	104,118

Grace Convertible Arbitrage Fund, Ltd.(11)	3,500,000	4.38%	—	181,300

HFR RVA Combined Master Trust(12)	250,000	*	—	12,950

Highbridge International LLC(13)(A)	7,500,000	9.38%	—	388,500

KBC Financial Products USA, Inc.(14)(B)	1,000,000	1.25%	—	51,800

Linden Capital LP(15)	6,160,000	7.7%	—	319,088

Putnam Convertible Income-Growth Trust(18)(A)	4,600,000	5.75%	—	238,280

	Aggregate				Common
	Principal Amount				Stock
	of Notes that May	Percentage of Notes	Common Stock Owned		Registered
Name	be Sold	Outstanding	Prior to Conversion		Hereby(1)
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(19)	2,150,000	2.69%	—		111,370

Ritchie Convertible Arbitrage Trading(20)	400,000	*	—		29,720

SG Americas Securities, LLC(21)(B)	11,400,000	14.25%	—		590,521

Sunrise Partners Limited Partnership(22)(A)	8,390,000	10.49%	—		434,603

UBS O’Connor LLC f/b/o O’Connor Global Convertible Bond Master Limited(23)	4,500,000	5.63%	—		233,100

Vicis Capital Master Fund(24)	3,000,000	3.75%	—		155,400

Whitebox Convertible Arbitrage Partners LP(25)	4,000,000	5.00%	—		207,200

Whitebox Diversified Convertible Arbitrage Partners LP(26)	1,000,000	1.25%	—		51,800

Wolverine Convertible Arbitrage Fund Trading Limited(27)	1,750,000	2.19%	—		181,300

All other holders of notes or future transferees , pledges, donees or successors of any such holders(28)	—	—	—	(29)	—

*	Less than 1%

(A)	This selling securityholder has identified itself as an affiliate of a registered broker-dealer. This selling securityholder has represented to us that it acquired these securities in the ordinary course of business and, at the time of such acquisition, the selling securityholder had no plans or proposals, directly or with any other person, to distribute these securities.

(B)	This selling securityholder has identified itself as a registered broker-dealer and represented to us that it acquired these securities as an investment, and not as compensation for investment banking services. Accordingly, this selling securityholder is an underwriter, as defined in section 2(11) of the Securities Act, with respect to these securities.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 51.8001 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate will be subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to this selling securityholder. By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the notes and shares of common stock stated as beneficially owned by this selling shareholder. Alexandra disclaims beneficial ownership of such notes and shares of common stock. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power or investment control over the notes and shares of common stock stated as beneficially owned by this selling securityholder. Filimonov and Sogoloff disclaim beneficial ownership of such notes and shares of common stock.
(3)	Nathaniel Brown and Robert Richardson have voting and dispositive power over the notes and conversion shares of this selling securityholder.
(4)	[Reserved]
(5)	[Reserved]
(6)	CNH Partners, LLC is the investment adviser of this selling security holder and has sole voting and dispositive power over the notes and conversion shares of this selling securityholder. The investment principals for the investment adviser are Robert Krail, Mark Mitchell and Todd Pulvino.
(7)	This selling securityholder is a public company.
(8)	Patrick Corrigan has voting and dispositive power over the notes and conversion shares of this selling securityholder. The selling securityholder is a subsidiary of Deutsche Bank Securities, Inc., a registered broker-dealer.
(9)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment adviser with the Securities and Exchange Commission and as such is the investment manager to DKR SoundShore Opportunity Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. Tom Kirvaitis has voting and dispositive power over the notes and conversion shares of the Fund.
(10)	Kevin Treacy has voting and dispositive power over the notes and conversion shares of this selling securityholder.
(11)	Bradford Whitmore and Michael Brailov have voting and dispositive power over the notes and conversion shares of this selling securityholder.
(12)	Whitebox HFR RVA Combined Master Trust LLC is the general partner of this selling securityholder. Andrew Redleaf is the managing member of Whitebox HFR RVA Combined Master Trust LLC and exercises voting control and dispositive power over these securities.
(13)	Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of Highbridge International LLC (“HIC”) and consequently has voting control and investment discretion over securities held by HIC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HIC. HIC is a subsidiary of Highbridge Capital Corp., a registered broker-dealer.
(14)	KBC Financial Products USA, Inc. is an indirect wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Bank & Insurance Holding Company N.V., a publicly traded entity.

(15)	Siu Min Wong has sole voting and dispositive power over the notes and conversion shares of this selling securityholder.
(16)	[Reserved]
(17)	[Reserved]
(18)	This selling securityholder is a mutual fund registered under the Investment Company Act of 1940. This selling securityholder is managed by Putnam Investment Management, LLC, which, through a series of holding companies, is owned by Marsh & McLennan Companies, Inc., a publicly owned corporation. Putnam Investment Management, LLC, through holding companies, is owned by Putnam, LLC. Putnam, LLC also owns Putnam Retail Management, LP, a registered broker-dealer.
(19)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.
(20)	Ritchie Capital Management acts as investment adviser to this selling securityholder. A.R. Thane Ritchie is the President of Ritchie Capital Management and exercises voting control and dispositive power over these securities.
(21)	This selling securityholder is a wholly-owned subsidiary of Societe Generale, a publicly traded corporation.
(22)	S. Donald Sussman has sole voting and dispositive power over the notes and conversion shares of this selling securityholder. Sunrise Partners Limited Partnership is the parent of Paloma Securities L.L.C., a registered broker-dealer.
(23)	The investment adviser, UBS O’Connor LLC, has the investment and voting power over the securities held by this entity and is a wholly owned subsidiary of UBS AG, which is a publicly traded company on the New York Stock Exchange.
(24)	Vicis Capital, LLC is the investment adviser to Vicis Capital Master Fund. John Succo, Sky Lucas and Shad Stastney share voting and dispositive power over the notes and conversion shares of this selling securityholder.
(25)	Whitebox Convertible Arbitrage Advisors LLC is the general partner of this selling securityholder. Andrew Redleaf is the managing member of Whitebox Convertible Arbitrage Advisors LLC and exercises voting control and dispositive power over these securities.
(26)	Whitebox Diversified Convertible Arbitrage Advisors LLC is the general partner of this selling securityholder. Andrew Redleaf is the managing member of Whitebox Diversified Convertible Arbitrage Advisors LLC and exercises voting control and dispositive power over these securities.
(27)	Rob Bellick has voting and dispositive power over the notes and conversion shares of this selling securityholder.
(28)	Information about other selling securityholders will be set forth in supplements or amendments to the prospectus. Holders of notes and conversion shares not named in the prospectus, and any transferees from such holders, may not use the prospectus until a post-effective amendment has been filed and declared effective, or a prospectus in accordance with Rule 430B(d) has been filed, that names such holders and includes the required disclosure about those holders and their plan of distribution.
(29)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.
     The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. The aggregate principal amount of notes reflected in the table is more than the aggregate principal amount of notes outstanding because securityholders have provided us with information as of different dates and may not have updated us on transfers of notes. Noteholders whose notes are not reflected in the table have chosen not to provide us with the information necessary to list them in the table or to permit them to be selling securityholders under the prospectus. Information about the selling securityholders may change over time. If we become aware of any such changed information, we may amend or supplement the prospectus to reflect the changed information. However, our failure to amend or supplement the prospectus should not be interpreted as a representation that such a change has not occurred.

PLAN OF DISTRIBUTION
     The notes and the underlying common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts or commissions or agent’s commissions, in connection with the registration and sale of the notes and the common stock covered by this prospectus.
     We will not receive any of the proceeds from the offering of the notes or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and common stock beneficially owned by them and offered hereby from time to time directly by the selling securityholder or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders or the purchasers of the notes or common stock. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offering will be the purchase price of such notes or common stock less discounts, commissions, or concessions, if any.
     The notes and the common stock may be sold from time to time in one or more transactions at fixed offering prices (which may be changed), at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters, broker-dealers or agents who may receive fees or commissions in connection therewith.
     Such sales may be effected in transactions (which may involve crosses or block transactions):
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling securityholders of derivative securities), whether the options or such other derivative securities are listed on an options or other exchange or otherwise;

•	through the settlement of short sales; or

•	any combination of the foregoing.
     In connection with sales of the securities offered hereby or otherwise, the selling securityholders may:
•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage, to the extent permitted by law, in short sales of the securities in the course of hedging positions they assume and deliver securities to close out such short positions;

•	sell the securities short and deliver securities to close out short positions;

•	loan or pledge the securities to broker-dealers or other financial institutions that in turn may sell such securities;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to broker-dealers or other financial institutions of the securities, which the broker-dealer or other financial institution may resell pursuant to this prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.
     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. It is possible that selling securityholders may decide not to sell any or all of the notes or the underlying common stock offered by them pursuant to this prospectus. In addition, the selling securityholders may transfer, devise, donate or assign the notes and the underlying common stock by other means not described in this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
     The selling securityholders who are identified as registered broker-dealers in the “Selling Securityholders” section above are “underwriters” as defined in section 2(11) of the Securities Act. In addition, the other selling securityholders and any underwriters, broker-dealers, or agents that participate with the selling securityholders in the distribution of the notes or the common stock may be deemed to be “underwriters” as defined in section 2(11) of the Securities Act. Any commission received by such underwriters, broker-dealers, or agents and any profit on the resale of the notes or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     In certain cases, selling securityholders must deliver a prospectus meeting the requirements of the Securities Act in connection with offers or sales of notes or the underlying common stock. As long as this prospectus remains current, selling securityholders may fulfill their prospectus delivery requirements with respect to the securities offered hereby with this prospectus.
     Our common stock is traded on the Nasdaq Global Market.
     The notes were issued and sold on December 6 and 21, 2004 in transactions exempt from registration requirements of the federal securities laws to the initial purchaser. We have agreed to indemnify the initial purchaser, the directors, officers, partners, employees, representatives and agents of the initial purchaser and each selling securityholder including each person, if any, who controls any of them within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each selling securityholder has agreed severally and not jointly, to indemnify us, our directors and officers and each person, if any, who controls us within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities arising under the Securities Act.
     The selling securityholders and any other persons participating in the distribution will be subject to certain provisions under the federal securities laws, including Regulation M, which may limit the timing of purchases and sales of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M prohibits any person engaged in the distribution of the notes and the underlying common stock from bidding for, purchasing, or attempting to induce any person to bid for or purchase the notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution, unless an exception in Regulation M permits such activities. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in any such activities with respect to the notes and the underlying common stock.
     We have agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until December 21, 2006, or the earlier of (1) the sale pursuant to the registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of notes and common stock pursuant to the registration statement to which this prospectus relates.
LEGAL MATTERS
     Stoel Rives LLP, Seattle, Washington, has passed upon the validity of the notes and the shares of common stock issuable upon conversion of the notes.
EXPERTS
          The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Peterson Sullivan PLLC, an independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference (which reports express (1) an unqualified opinion on the financial statements, (2) an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
          The financial statements and related financial statement schedule as of December 31, 2004, and for the years ended December 31, 2004, and 2003, incorporated in this prospectus by reference, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and related financial statement schedule and includes an explanatory paragraph related to the restatement described in Note 2), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$80,000,000
Aggregate Principal Amount
3.0% Convertible Senior Subordinated Notes due 2024
and up to 5,698,006 Shares of Common Stock Issuable Upon Conversion of the Notes

PROSPECTUS